UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 30, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2011, which includes a detailed analysis of our operations and activities.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures Q1 20121,2

(unaudited; in millions of €, except where otherwise stated)

Volume
	Q1 2012	Q1 2011		Actual	% Change Adjusted[3]
Continuing operations
New orders	19,809	20,837		(5)%	(4)%
Revenue	17,902	17,603		2%	3%

Earnings
Total Sectors	Q1 2012	Q1 2011			% Change
Adjusted EBITDA	2,024	2,548			(21)%
Total Sectors profit	1,601	2,088			(23)%
in % of revenue (Total Sectors)	8.9%	11.9%
Continuing operations
Adjusted EBITDA	2,118	3,034			(30)%
Income from continuing operations	1,356	1,846			(27)%
Basic earnings per share (in €)[4]	1.53	2.07			(26)%
Continuing and discontinued operations[5]
Net income	1,457	1,753			(17)%
Basic earnings per share (in €)[4]	1.64	1.97			(17)%

Capital efficiency
	Q1 2012				Q1 2011
Continuing operations
Return on capital employed (ROCE) (adjusted)	19.0%				23.7%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)	18.4%				22.6%

Cash performance
	Q1 2012				Q1 2011
Continuing operations
Free cash flow	(1,029)				1,059
Cash conversion rate	(0.76)				0.57
Continuing and discontinued operations[5]
Free cash flow	(1,219)				928
Cash conversion rate	(0.84)				0.53

Liquidity and capital structure
	December 31, 2011				September 30, 2011
Cash and cash equivalents	8,977				12,468
Total equity (Shareholders of Siemens AG)	33,306				31,530
Net debt	7,951				4,995
Adjusted industrial net debt	(502)				(1,534)

Employees — in thousands
	December 31, 2011				September 30, 2011
	Cont. Op.	Total	[7]	Cont. Op.	Total [7]
Employees	363	405		360	402
Germany	118	128		116	127
Outside Germany	246	277		244	275

1	New orders; Adjusted or organic growth rates of revenue and new orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens' supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP

2	October 1, 2011—December 31, 2011.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share—attributable to shareholders of Siemens AG. For fiscal 2012 and 2011 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 875,421 and 871,194 shares, respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services, the former Communication activities and Siemens VDO Automotive.

6	Calculated by dividing adjusted industrial net debt as of December 31, 2011 and 2010 by annualized adjusted EBITDA.

7	Continuing and discontinued operations.

INTERIM GROUP MANAGEMENT REPORT

OVERVIEW OF FINANCIAL RESULTS FOR THE FIRST QUARTER OF FISCAL 2012

(THREE MONTHS ENDED DECEMBER 31, 2011)

•

Revenue for the first quarter rose 2%, to €17.902 billion, including increases in all reporting regions and 8% growth in emerging markets. Organic revenue, excluding currency translation and portfolio effects, grew 3%.

•

Orders came in at €19.809 billion, 5% below the prior-year period which included a significantly higher volume from large orders. The book-to-bill ratio for the quarter was 1.11, and the order backlog reached a new high at €102 billion.

•	Total Sectors Profit declined 23%, to €1.601 billion, including lower profit in all Sectors.

•	Income from continuing operations was down 27%, at €1.356 billion and corresponding basic EPS was €1.53. Net income declined 17%, to €1.457 billion and corresponding basic EPS of €1.64.

Siemens began in fiscal 2012 with a new Sector, Infrastructure & Cities, comprised of operations previously included in the Sectors Industry and Energy. Prior-period results for these three Sectors are reported on a comparable basis. For more information, see Siemens’ Annual Report for fiscal 2011.

Management’s perspective on first-quarter results. The uncertainties of the ongoing debt crisis have left their mark on the real economy. Our revenue increased again, while certain project delays burdened profits. Although a recovery is expected in the second half of the year, we must work hard to achieve our goals. With a backlog of more than €100 billion, a strong portfolio and a solid financial position, Siemens is a trusted partner.

Revenue rises, order backlog hits new high. The macroeconomic environment grew more uncertain in the first quarter of fiscal 2012. Revenues rose 2%. Orders for Siemens declined 5% compared to the prior-year period, when the Sectors took in a higher volume from large orders, but again came in higher than revenue for a book-to-bill ratio of 1.11. The backlog (defined as the sum of the order backlogs of the Sectors) increased to a new high of €102 billion at the end of the quarter, benefiting from positive currency translation effects of €2 billion.

Higher revenue in all regions. Revenue in Energy was up 8% year-over-year, with all Divisions contributing to the increase. Revenue for Industry rose on increases in both of its Divisions. Revenue for the Healthcare Sector was up slightly, and Infrastructure & Cities posted a modest decline.

On a geographic basis, revenue was higher in all three regions compared to the prior-year period, led by 5% growth in Asia, Australia. Emerging markets on a global basis, as these markets are defined by the International Monetary Fund, grew faster than revenue overall, at 8% year-over-year, and accounted for €5.749 billion, or 32%, of total revenue for the first quarter.

Orders decline on lower volume from large orders. Orders rose 4% in Healthcare. The other Sectors posted order declines due to a significantly lower volume from large orders compared to the first quarter a year earlier. Orders in Industry in the prior year included a high volume of internal orders. Orders from external customers in Industry rose 6% year-over-year.

On a geographic basis, orders rose 3% in the Americas but declined 9% in Asia, Australia and 8% in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa, Middle East. Emerging markets on a global basis showed more strength than orders overall, declining only 3% and accounting for €7.192 billion, or 36%, of total orders for the first quarter.

Total Sectors profit burdened by charges and higher functional costs. Total Sectors profit declined to €1.601 billion in the first quarter, down from €2.088 billion in the same period a year earlier. The difference was due mainly to project charges in Energy and Infrastructure & Cities. In addition, Healthcare took charges related to its two-year initiative “Agenda 2013” to increase competitiveness and innovation. Total Sectors profit was further held back by higher functional costs in all Sectors associated with growth, and by increased pricing pressure in renewable energy. For comparison, Total Sectors profit in the first quarter a year earlier was burdened by €240 million in expenses for special employee remuneration.

With its short-cycle businesses continuing to perform well, Industry contributed €556 million to Total Sectors profit in the first quarter, down from €641 million in the same period a year earlier. In the Energy Sector, profit fell to €481 million from €753 million a year earlier. The Sector took €203 million of the project charges mentioned above, related to delays in transmission projects, and posted losses in Renewable Energy. Fossil Power Generation delivered another strong earnings performance. Healthcare recorded profit of €364 million, down from €381 million in the prior-year period due largely to the charges mentioned above, totaling €72 million. First-quarter profit for Infrastructure & Cities fell to €200 million from €313 million a year earlier. This was due in part to €69 million of project charges mentioned above, related to delays in a rolling stock order in Germany.

Income falls with Sectors profit. Income from continuing operations was €1.356 billion. Corresponding EPS was €1.53. In the prior-year period, income from continuing operations was €1.846 billion with corresponding basic EPS of €2.07. The main reason for the decline year-over-year was lower Total Sectors profit, while Financial Services (SFS) continued to deliver strong earnings contributions. Overall, results outside the Sectors remained nearly stable year-over-year, with the exception of the €240 million related to special employee remuneration allocated to the Sectors as mentioned above. The remuneration was accrued centrally at the end of fiscal 2010 before being debited to the Sectors in the first quarter of fiscal 2011. This created a corresponding positive effect within Corporate items.

Positive contributions from discontinued operations. Net income was €1.457 billion compared to €1.753 billion in the prior-year period. Corresponding basic EPS declined to €1.64 from €1.97 a year earlier. Within net income, discontinued operations swung to a positive €101 million from a negative €93 million a year earlier. The improvement was due to a sharply lower loss related to Siemens IT Solutions and Services, which was sold to Atos S.A. (AtoS) between the periods under review. This loss was €2 million in the current period, down from €170 million in the first quarter a year earlier. Income from discontinued operations related to OSRAM came in slightly higher, reaching €115 million compared to €111 million a year earlier. OSRAM reported a 7% revenue increase compared to the first quarter a year earlier, and 3% growth on an organic basis. OSRAM announced its intention to further strengthen its position in LED lighting while reducing its capacities for traditional lighting products.

Weak cash performance at Total Sectors. After a strong year-end cash performance in fiscal 2011, Free cash flow at the Sector level was a negative €128 million in the current quarter compared to a positive €1.489 billion in the first quarter a year ago. The change year-over-year was due mainly to a substantial increase in trade and other receivables, especially in Energy, €0.3 billion related to the particle therapy business at Healthcare and also to lower Total Sectors profit. Free cash flow from continuing operations was a negative €1.029 billion compared to a positive €1.059 billion in the prior-year period, due mainly to the weak cash performance in the Sectors.

Free cash flow from discontinued operations was a negative €190 million compared to a negative €131 million in the first quarter a year ago. The decrease year-over-year related mainly to OSRAM, including net payments associated with contributions to pension plans, partly offset by lower cash outflows related to Siemens IT Solutions and Services.

ROCE declines on lower income from continuing operations. On a continuing basis, ROCE (adjusted) declined to 19.0% in the first quarter of fiscal 2012, down from 23.7% a year earlier. The difference was due to lower income from continuing operations, only slightly offset by lower average capital employed year-over-year.

Improvement in pension plan underfunding. The estimated underfunding of Siemens’ pension plans (continuing operations) as of December 31, 2011 amounted to approximately €5.7 billion, compared to an underfunding of approximately €6.2 billion at the end of fiscal 2011. The improvement in funded status since September 30, 2011 is due mainly to a positive actual return on plan assets. This was only partly offset by an increase in Siemens’ defined benefit obligation (DBO) resulting from a decrease in the discount rate assumption as of December 31, 2011 and from accrued service and interest costs.

RESULTS OF SIEMENS

The following discussion presents selected information for Siemens for the first quarter of fiscal 2012:

Orders and revenue

The macroeconomic environment grew more uncertain in the first quarter of fiscal 2012. While revenue was up 2%, first-quarter orders came in 5% below the prior-year period. Orders decreased to €19.809 billion from the level a year earlier, when the Sectors took in a higher volume from large orders. Revenue rose 2% to €17.902 billion with growth in all three reporting regions. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders declined 4% and revenue was up 3% compared to the prior-year quarter. With orders exceeding revenue in all Sectors, the book-to-bill ratio for Siemens overall came in at 1.11. The order backlog climbed to €102 billion as of December 31, 2011 in part benefiting from positive currency translation effects of €2 billion. Under the new Sector structure, the backlog was €98 billion at the end of fiscal 2011.

	New orders (location of customer)
	First three months of
	fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	9,856	10,700	(8)%	(7)%	(1)%	0%
therein Germany	2,623	2,707	(3)%	(2)%	0%	(1)%
Americas	5,994	5,794	3%	5%	(2)%	0%
therein U.S.	4,567	4,320	6%	6%	(1)%	0%
Asia, Australia	3,959	4,343	(9)%	(9)%	0%	(1)%
therein China	1,380	1,640	(16)%	(17)%	3%	(1)%
therein India	432	1,186	(64)%	(59)%	(4)%	0%
Siemens	19,809	20,837	(5)%	(4)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Orders related to external customers declined 5% and were mixed in the first quarter of fiscal 2012. While Industry and Healthcare showed increases, orders in Energy and Infrastructure & Cities were down. Orders increased in Industry due mainly to double-digit growth at Industry Automation. Order growth of 4% in Healthcare came primarily from imaging and therapy systems and clinical products. Order intake declined 11% in Energy due primarily to a substantially lower volume from large orders at Fossil Power Generation compared to the prior-year period. The Power Transmission Division also posted significantly lower orders. Orders for the Infrastructure & Cities Sector came in lower than the prior-year period, which included a significantly higher volume from major orders at Transportation & Logistics. Emerging markets on a global basis showed more strength than orders overall, declining only 3% and accounting for €7.192 billion, or 36%, of total orders for the quarter.

On a geographic basis, the regions Europe, C.I.S., Africa, Middle East and Asia, Australia posted order declines, partly offset by an increase in the Americas. In the region Europe, C.I.S., Africa, Middle East, orders were 8% lower on decreases in three of four Sectors. Industry showed a moderate increase in the region driven by a double-digit increase at Industry Automation. In the Energy Sector a 13% drop in order intake was due primarily to a significantly lower volume from large orders at Fossil Power Generation. The Infrastructure & Cities Sector also recorded an order decline in the region, which was due primarily to a significantly lower volume from large orders at Transportation & Logistics. Healthcare orders declined slightly in the region. The 3% order increase in the Americas included all Sectors. Industry posted an increase of 12% in the Americas region, including increases in both of its Divisions. The Sectors Infrastructure & Cities and Healthcare both showed moderate growth. Energy orders increased slightly in the region, as a number of major contract wins at Renewable Energy offset lower order intake at other Divisions in the Sector. In the Asia, Australia region, first-quarter orders declined 9% year-over-year due mainly to the Energy Sector, driven by a lower volume from large orders at Fossil Power Generation and Power Transmission. The Healthcare Sector posted an 18% order increase in the region due primarily to imaging and therapy systems. Industry showed a slight order increase in the region while Infrastructure & Cities declined slightly. The order decline of 64% in India was due largely to a major contract win in the prior-year period at Fossil Power Generation.

As previously disclosed, Siemens has decided that, subject to certain limited exceptions, it will not enter into new contracts with customers in Iran and has issued group-wide policies establishing the details of its general decision. Under the original version of the policies, among other exceptions, which have been previously disclosed, products and services required to maintain the installed base (e.g. deliveries of spare parts, maintenance and assembly services) were permitted to be provided. However, in January 2012, Siemens resolved to amend the policies to provide that no new business with respect to products and services destined to maintain the installed base in Iran’s oil & gas sector may be entered into under any circumstances. In addition, even outside the oil & gas sector, products and services for the installed base in Iran may be provided only in strictly limited circumstances which can be demonstrated to satisfy humanitarian purposes or private purposes serving the common good (e.g., water supply and healthcare of the civilian population).

	Revenue (location of customer)
	First three months of
	fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Europe, C.I.S.(2), Africa, Middle East	9,551	9,444	1%	2%	(1)%	0%
therein Germany	2,761	2,770	0%	1%	0%	(1)%
Americas	4,915	4,895	0%	2%	(2)%	0%
therein U.S.	3,633	3,569	2%	2%	(1)%	0%
Asia, Australia	3,436	3,264	5%	6%	1%	(2)%
therein China	1,448	1,501	(4)%	(4)%	3%	(3)%
therein India	517	523	(1)%	8%	(9)%	0%
Siemens	17,902	17,603	2%	3%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.

Revenue related to external customers rose 2% compared to the first quarter a year earlier, on growth in three of four Sectors. Revenue in the Energy Sector increased 8% year-over-year, on increases in all Divisions. Revenue for Industry rose on increases in both of its Divisions. Reported revenue in Healthcare came in slightly higher compared to the prior-year period. Infrastructure & Cities Sector showed a modest revenue decline due primarily to a double-digit decrease at Transportation & Logistics. Emerging markets on a global basis grew faster than revenue overall, at 8% year-over-year, and accounted for €5.749 billion, or 32%, of total revenue for the quarter.

On a geographic basis, revenue increased in all three reporting regions. In Europe, C.I.S., Africa, Middle East, first-quarter revenue rose 1% year-over-year, including an increase of 13% in Industry. Revenue for Energy rose 6% in the region, driven by a double-digit increase at Power Transmission. Infrastructure & Cities and Healthcare showed moderate declines in the region. In the Americas, higher revenue in Infrastructure & Cities and Healthcare were partly offset by a decline in Industry. The Energy Sector held revenue almost level in the region compared to the prior-year period. Revenue rose 5% in the Asia, Australia region. Double-digit increases in Energy and Healthcare more than offset declines at Industry and Infrastructure & Cities in the region.

Consolidated Statements of Income

	First three months of fiscal
	2012	2011	% Change
	(in millions of €)
Gross profit on revenue	5,082	5,648	(10)%
as percentage of revenue	28.4%	32.1%

Gross profit for the first quarter decreased 10% compared to the same period a year earlier. On the Sector level, gross profit rose slightly in Healthcare and Industry. Mainly due to project charges, gross profit fell substantially in Energy and moderately in Infrastructure & Cities. In addition, gross profit was also held back by pricing pressure in renewable energy. As a result, gross profit margin for Siemens overall was 28.4%, down from 32.1% in the first quarter a year earlier.

	First three months of fiscal
	2012	2011	% Change
	(in millions of €)
Research and development expenses	(986)	(864)	14%
as percentage of revenue	5.5%	4.9%
Marketing, selling and general administrative expenses	(2,638)	(2,411)	9%
as percentage of revenue	14.7%	13.7%
Other operating income	114	260	(56)%
Other operating expense	(101)	(214)	(53)%
Income from investments accounted for using the equity method, net	198	123	61%
Interest income	562	548	3%
Interest expense	(433)	(419)	3%
Other financial income (expense), net	48	(72)	n/a

Research and development expenses rose to €986 million or 5.5% of revenue, from €864 million or 4.9% of revenue in the prior-year period, on increases in all Sectors. Marketing, selling and general administrative expenses in the first quarter rose to €2.638 billion or 14.7% of revenue, from €2.411 billion or 13.7% of revenue a year earlier, including higher expenses in all sectors primarily associated with business expansion.

Other operating income was €114 million in the first quarter of fiscal 2012, down from €260 million in the same period a year earlier. The decrease is mainly due to substantially lower income from the disposals of real estate. In addition, the prior year included €64 million related to a settlement of legal matters in connection with portfolio activities. Other operating expense was €101 million in the first quarter, compared to €214 million in the prior-year period. The prior-year period included higher charges related to legal and regulatory matters. For additional information, see Notes 3 and 4 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Income from investments accounted for using the equity method, net was €198 million in the current quarter, compared to €123 million in the first quarter a year earlier. This increase is mainly due to gain on the sale of a stake in Bangalore International Airport Limited at SFS. Income from the investment in Nokia Siemens Networks B.V. (NSN) was €0 million in the first quarter, compared to income of €18 million in the prior-year period.

Interest income increased to €562 million, from €548 million in the same period a year earlier. Interest expense increased to €433 million, from €419 million in the prior-year quarter. For additional information, see Note 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Other financial income (expense), net was a positive €48 million in the first quarter of fiscal 2012, compared to a negative €72 million in the same period a year earlier. This increase was primarily due to a €87 million gain from the sale of the 25% interest in OAO Power Machines in Russia. In addition, the Company realized higher income related to hedge activities that did not qualify for hedge accounting. For additional information, see Note 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

	First three months of fiscal
	2012	2011	% Change
	(in millions of €)
Income from continuing operations before income taxes	1,846	2,599	(29)%
Income taxes	(490)	(753)	(35)%
as percentage of income from continuing operations before income taxes	27%	29%	—
Income from continuing operations	1,356	1,846	(27)%
Income (loss) from discontinued operations, net of income taxes	101	(93)	n/a
Net income	1,457	1,753	(17)%
Net income attributable to non-controlling interests	18	35	—
Net income attributable to shareholders of Siemens AG	1,440	1,718	(16)%

Income from continuing operations before income taxes decreased to €1.846 billion in the current quarter, compared to €2.599 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, in particular the higher functional costs associated with growth, the project charges at Energy and Infrastructure & Cities, and increased pricing pressure. The effective tax rate was 27% in the first quarter, below the 29% in the prior-year period. As a result, income from continuing operations was €1.356 billion in the current period, down from €1.846 billion in the first quarter a year earlier.

Discontinued operations primarily include OSRAM, which Siemens plans to list publicly. The timing of the public offering depends on market conditions. In addition, discontinued operations include Siemens IT Solutions and Services, which was sold to AtoS. in the fourth quarter of 2011, and certain remaining items related to former activities that were disposed of in prior years. Income from discontinued operations in the current quarter was a positive €101 million, compared to a negative €93 million in the same period a year earlier. The improvement was mainly due to a significantly lower loss related to Siemens IT Solutions and Services. This loss was €2 million in the current period, down from a loss of €170 million in the first quarter a year earlier. Income from discontinued operations related to OSRAM came in slightly higher, reaching €115 million compared to €111 million a year earlier, as positive effects from the cessation of depreciation more than offset lower operating results. For additional information, see Note 2 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

Net income for Siemens in the first quarter of fiscal 2011 declined to €1.457 billion, compared to €1.753 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.440 billion, down from €1.718 billion in the prior-year quarter.

Portfolio activities

Siemens completed certain portfolio transactions during the first three months of fiscal 2012, which did not have a significant effect on our Interim Consolidated Financial Statements. To further expand its global gas turbine manufacturing network, Siemens launched a subsidiary, Siemens Gas Turbine Technologies Holding B.V., during the first quarter of fiscal 2012. Siemens has a 65% stake in the subsidiary. In the first quarter of fiscal 2012, as part of the transaction, Siemens completed the sale of its 25% interest in OAO Power Machines, Russia, held by the Energy Sector. For further information on acquisitions and dispositions, see Notes 2 and 5 in Notes to Condensed Interim Consolidated Financial Statements within this Interim Report.

SEGMENT INFORMATION ANALYSIS

Sectors

Energy

	First three months of
Sector	fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	481	753	(36)%
Profit margin	7.8%	13.1%
New orders	7,182	8,090	(11)%	(11)%	(2)%	1%
Revenue	6,176	5,723	8%	8%	(1)%	1%

(1)	Excluding currency translation and portfolio effects.

Effective with the beginning of fiscal 2012, the Energy Sector no longer includes the Power Distribution Division, which was transferred to the new Infrastructure & Cities Sector. Prior-period results for the Sector are reported on a comparable basis.

Energy reported a profit of €481 million in the first quarter, substantially below €753 million in the same period a year earlier. While Fossil Power Generation continued its strong project execution and earnings performance of recent quarters, Power Transmission recorded a substantial loss due to project charges, and Renewable Energy also posted a loss. Sector profit was further held back by higher functional costs resulting mainly from Energy’s business expansion strategy. For comparison, profit in the prior-year period included the Sector’s €60 million share of the special employee remuneration mentioned earlier.

First quarter revenue rose 8% on conversion from Energy’s strong order backlog, including double-digit revenue growth at Oil & Gas. On a regional basis, revenue grew rapidly in Asia, Australia, while the Europe, C.I.S., Africa, Middle East region posted solid growth and revenue remained flat in the Americas. In contrast, order development was mixed in the first quarter. Orders at Fossil Power Generation came in substantially lower compared to the prior-year period, which included a much larger volume from major orders, and Power Transmission also posted significantly lower orders. These declines were only partly offset by Renewable Energy, where orders jumped from a low basis of comparison in the prior-year period. As a result, orders for the Sector overall fell 11% compared to the first quarter a year ago. The regional picture for orders was also mixed, including a slight increase in the Americas and decreases in other regions. The book-to-bill ratio for Energy was 1.16, and the Sector’s order backlog increased to €58 billion at the end of the quarter.

	$000.00	$000.00	$000.00	$000.00	$000.00	$000.00
Businesses	New orders
	First three months of
	fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	2,742	3,916	(30)%	(31)%	(1)%	1%
Renewable Energy(2)	1,560	945	65%	66%	(1)%	0%
Oil & Gas	1,422	1,394	2%	1%	0%	2%
Power Transmission	1,553	1,957	(21)%	(16)%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Renewable Energy is the sum of the Wind Power Division and the Solar & Hydro Division.

Businesses	Revenue
	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Fossil Power Generation	2,612	2,454	6%	6%	(1)%	1%
Renewable Energy(2)	943	868	9%	9%	(1)%	0%
Oil & Gas	1,239	1,066	16%	16%	(1)%	2%
Power Transmission	1,465	1,428	3%	5%	(2)%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Renewable Energy is the sum of the Wind Power Division and the Solar & Hydro Division.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2012	2011	% Change	2012	2011
	(in millions of €)
Fossil Power Generation	580	474	22%	22.2%	19.3%
Renewable Energy(1)	(48)	36	n/a	(5.1)%	4.2%
Oil & Gas	90	108	(17)%	7.3%	10.2%
Power Transmission	(145)	135	n/a	(9.9)%	9.4%

(1)	Renewable Energy is the sum of the Wind Power Division and the Solar & Hydro Division.

Fossil Power Generation generated profit of €580 million, up 22% compared to the prior-year period on strong project performance in the solutions business and, to a lesser extent, a higher earnings contribution from the service business. Profit also benefited from an €87 million gain from the sale of the 25% interest in OAO Power Machines, as part of the ongoing reorganization and expansion of its manufacturing network and service activities in Russia. This gain more than offset further project charges of €51 million related to the Olkiluoto project in Finland. Revenue rose 6% compared to the first quarter a year earlier, primarily on growth in Asia, Australia. Due to the lower volume from major orders mentioned above, first-quarter orders were down 30% including declines in all three reporting regions.

The Renewable Energy business includes Siemens’ Wind Power Division and Solar & Hydro Division. Higher expenses for R&D, marketing and selling associated with expansion in a highly competitive market, a less favorable revenue mix, and increased pricing pressure resulted in a loss for Wind Power. As a result, Renewable Energy posted a loss of €48 million in the first quarter. Revenue for Renewable Energy rose 9% year-over-year, with nearly all growth coming from the Americas region. New orders climbed 65% compared to the first quarter a year earlier, which included a low volume from large orders. The Americas recorded a number of large orders for onshore wind-farms in the U.S., and led growth in all three reporting regions. The wind business expects continued revenue growth and a return to profitability in coming quarters.

Oil & Gas produced profit of €90 million in the first quarter, down from the prior-year period due primarily to recognition of a valuation allowance on receivables. Revenue increased 16% on growth in all reporting regions, with the highest increases coming from Asia, Australia. Orders edged up 2% as increases in Asia, Australia and Europe, C.I.S., Africa, Middle East more than offset lower orders in the Americas.

Power Transmission reported a loss of €145 million for the first quarter. The major factor was €203 million in project charges mainly related to grid connections to offshore wind-farms in Germany, due to project delays resulting from a complex regulatory environment and cost increases associated with marine platforms. The Division was also impacted by a less favorable revenue mix. First-quarter revenue rose 3% year-over-year, as growth in Europe, C.I.S., Africa, Middle East more than offset decreases in the Americas and Asia, Australia. First-quarter orders came in 21% lower compared to the prior-year quarter, including a sharp drop in orders in the solutions business. Orders were down in all three reporting regions, most notably Asia, Australia. The Division expects continuing challenges in coming quarters.

Healthcare

Sector	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	364	381	(4)%
Profit margin	11.6%	12.2%
New orders	3,284	3,168	4%	3%	0%	0%
Revenue	3,152	3,135	1%	1%	0%	0%

(1)	Excluding currency translation and portfolio effects.

First-quarter profit in the Healthcare Sector was €364 million, influenced by a two-year global initiative “Agenda 2013” aimed at improving the Sector’s competitive position and expanding its capacity for innovation. The Sector took €72 million in charges related to this initiative in the first quarter, in part for refocusing the radiation oncology business and improving the cost position at Diagnostics. Healthcare expects additional charges related to the initiative in coming quarters. Profit development in the current period also included higher marketing, selling and general administrative expenses. For comparison, Healthcare profit of €381 million in the first quarter a year earlier was held back by €32 million in charges related to the particle therapy business, a reserve of €19 million related to a customer loan and receivables in the audiology business, and the Sector’s €43 million portion of the special employee remuneration mentioned earlier.

In connection with the “Agenda 2013” initiative, Diagnostics took €35 million charges related to improving its cost position. This was partly offset by positive results from a more favorable product mix. As a result, profit came in at €67 million compared to €78 million in the first quarter a year earlier. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €42 million in the first quarter. A year earlier, Diagnostics recorded €44 million in PPA effects. Operational challenges are expected to continue in coming quarters.

Healthcare increased revenue and orders 1% and 4%, respectively, compared to the prior-year period. Order growth came primarily from imaging and therapy systems and clinical products. On a regional basis, Asia, Australia was the primary growth driver for the Sector, including double-digit increases in China for both revenue and orders. The Americas region showed modest growth, while revenue and orders each declined in Europe, C.I.S., Africa, Middle East. The book-to-bill ratio was 1.04, and Healthcare’s order backlog was €7 billion at the end of the first quarter.

The Sector’s Diagnostics business contributed to overall growth, with revenue of €925 million and orders of €927 million rising from €916 million and €926 million, respectively, in the prior-year period. On a geographic basis, Asia, Australia drove revenue and order growth on the strength of double-digit increases in China, while other regions showed slight declines.

Industry

Sector	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	556	641	(13)%
Profit margin	11.8%	14.3%
New orders	4,901	4,993	(2)%	(2)%	0%	0%
Revenue	4,702	4,486	5%	5%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

Effective with the beginning of fiscal 2012, the Industry Sector no longer includes Siemens’ transportation and logistics, building technologies and low voltage businesses, which were transferred to the new Infrastructure & Cities Sector. The Industry Solutions Division was dissolved and its business activities mainly divided up among the Industry Automation Division, the Drive Technologies Division and the Sector-led Metals Technologies Business Unit. Prior-period results for the Sector are reported on a comparable basis.

In a robust business environment, Industry’s short cycle businesses continued to increase revenue year-over-year and the Sector further invested in growth and innovation. Higher associated expenses for functional costs held back profit and profitability in the current quarter. First-quarter profit was also burdened by pricing pressure for offerings in the markets for renewable energy. As a result, profit in Industry in the current period came in at €556 million. For comparison, first-quarter profit of €641 million a year earlier benefited from a more favorable revenue mix. Together with lower functional costs, this more than offset the Sector’s €75 million share of the special employee remuneration costs mentioned above.

Revenue in the current quarter was up 5% compared to the prior-year period. On a regional basis, a double-digit revenue increase in Europe, C.I.S., Africa, Middle East on strong demand from export-oriented customers more than offset declines in other regions. Orders came in somewhat lower compared to the same quarter a year earlier, which included a significantly higher volume from large orders at Drive Technologies. The Sector’s book-to-bill ratio was 1.04 and its order backlog was €12 billion at the end of the quarter.

Businesses

	000000	000000	000000	000000	000000	000000
	New orders
	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	2,452	2,188	12%	13%	(1)%	0%
Drive Technologies	2,297	2,625	(12)%	(12)%	0%	0%

(1)	Excluding currency translation and portfolio effects.

	0000000	0000000	0000000	0000000	0000000	0000000
Businesses	Revenue
	First three months of fiscal		% Change		Therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Industry Automation	2,249	2,172	4%	4%	0%	0%
Drive Technologies	2,161	2,070	4%	5%	0%	0%

(1)	Excluding currency translation and portfolio effects.

Businesses	Profit			Profit margin

	First three months of fiscal			First three months of fiscal
	2012	2011	% Change	2012	2011
	(in millions of €)
Industry Automation	323	362	(11)%	14.3%	16.7%
Drive Technologies	194	239	(19)%	9.0%	11.5%

Industry Automation contributed first-quarter profit of €323 million, a decline from the prior-year period due mainly to increased expenses for marketing and selling associated with growth initiatives. The Division’s revenue mix was also less favorable compared to the first quarter a year ago. Overall profitability for Industry Automation in both periods is strongly influenced by lower-margin industrial solutions activities including water technologies, which were transferred into Industry Automation effective with the beginning of fiscal 2012. Revenue was 4% higher in the current period, on increases in all three reporting regions. Orders came in 12% higher compared to the prior-year period. The change year-over-year included a positive effect from a change in policy in order recognition related to product life cycle management software. On a regional basis, orders grew in all three regions including double-digit increases in the regions Americas and Europe, C.I.S., Africa, Middle East. PPA effects related to the fiscal 2007 acquisition of UGS Corp. were €35 million in the current period, unchanged from the same quarter a year earlier.

First-quarter profit at Drive Technologies was €194 million, down from €239 million a year earlier. The decline was due mainly to higher marketing and selling costs associated with growth and continuing increases in R&D expenses including for eCar. Furthermore, the Division’s offerings for wind energy were negatively influenced by pricing pressure. In contrast, in a robust business environment, the Division’s short-cycle businesses improved profit year-over-year. Overall profitability for Drive Technologies in both periods was influenced by lower-margin industrial solutions activities, which were transferred into the Division effective with the beginning of fiscal 2012. Revenue for the quarter was 4% higher than a year earlier, and orders declined 12% due to the large internal orders mentioned above, which were significantly higher in the prior-year period. On a regional basis, revenue and orders increased in the regions Americas and Europe, C.I.S., Africa, Middle East.

Infrastructure & Cities

	000000	000000	000000	000000	000000	000000
Sector	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Profit	200	313	(36)%
Profit margin	4.9%	7.5%
New orders	4,679	4,962	(6)%	(5)%	(1)%	0%
Revenue	4,055	4,184	(3)%	(3)%	(1)%	0%

(1)	Excluding currency translation and portfolio effects.

The Infrastructure & Cities Sector combines Siemens’ businesses in transportation and logistics, power grid solutions and products, and building technologies. These businesses were formerly included within the Sectors Energy and Industry. Prior-period results for the Sector are reported on a comparable basis.

The Infrastructure & Cities Sector recorded a profit of €200 million in the first quarter, held back by a charge of €69 million at a rolling stock project, a less favorable business mix at the Low and Medium Voltage Division as well as higher functional costs associated with growth initiatives. For comparison, profit of €313 million in the prior-year period included a €63 million share of the special employee remuneration mentioned earlier. First-quarter revenue for Infrastructure & Cities declined 3% year-over-year. Orders came in 6% lower than the prior-year period, which included a significantly higher volume from major orders at Transportation & Logistics. The Power Grid Solutions & Products business and Building Technologies Division posted volume growth compared to the first quarter a year earlier. On a regional basis, revenue and orders grew in the Americas but declined in the region Europe, C.I.S., Africa, Middle East and the region Asia, Australia. The Sector’s book-to-bill ratio was 1.15 and its order backlog at the end of the quarter was €25 billion.

	000000	000000	000000	000000	000000	000000
Businesses	New orders
	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics(2)	1,937	2,269	(15)%	(15)%	(1)%	0%
Power Grid Solutions & Products(3)	1,496	1,397	7%	10%	(3)%	0%
Building Technologies	1,353	1,335	1%	1%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Transportation & Logistics is the sum of the Rail Systems Division and the Mobility and Logistics Division.

(3)	Power Grid Solutions & Products is the sum of the Low and Medium Voltage Division and the Smart Grid Division.

	000000	000000	000000	000000	000000	000000
Businesses	Revenue
	First three months of fiscal		% Change		therein
	2012	2011	Actual	Adjusted(1)	Currency	Portfolio
	(in millions of €)
Transportation & Logistics(2)	1,399	1,556	(10)%	(10)%	0%	0%
Power Grid Solutions & Products(3)	1,353	1,330	2%	4%	(2)%	0%
Building Technologies	1,370	1,323	4%	3%	0%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Transportation & Logistics is the sum of the Rail Systems Division and the Mobility and Logistics Division.

(3)	Power Grid Solutions & Products is the sum of the Low and Medium Voltage Division and the Smart Grid Division.

Businesses	Profit			Profit margin
	First three months of fiscal			First three months of fiscal
	2012	2011	% Change	2012	2011
	(in millions of €)
Transportation & Logistics(1)	27	102	(73)%	1.9%	6.5%
Power Grid Solutions & Products(2)	82	120	(32)%	6.0%	9.0%
Building Technologies	85	89	(5)%	6.2%	6.7%

(1)	Transportation & Logistics is the sum of the Rail Systems Division and the Mobility and Logistics Division.

(2)	Power Grid Solutions & Products is the sum of the Low and Medium Voltage Division and the Smart Grid Division.

The Transportation & Logistics business includes Siemens’ Rail Systems Division and Mobility and Logistics Division. Profit for Transportation & Logistics fell to €27 million in the first quarter, a significant decline from the prior-year period. The primary factor was charges of €69 million related to delays in fulfilling a rolling stock order in Germany. This delay also reduced revenue by €45 million during the quarter, and revenue overall came in 10% lower compared to the first quarter a year earlier. While the current period includes a major order for trains in Russia, the prior-year period included a number of such orders, including a major order for high-speed trains in the U.K. As a result, orders for the current period came in 15% lower than a year earlier. On a regional basis, revenue and orders declined in all three reporting regions compared to the prior-year period.

The Power Grid Solutions & Products business includes Siemens’ Low and Medium Voltage Division and its Smart Grid Division. First-quarter profit for Power Grid Solutions & Products declined to €82 million due to a less favorable business mix mainly at the low voltage business and higher expenses for smart grid growth initiatives. Revenue rose 2% compared to the first quarter a year ago, due to growth in the Americas. Orders increased 7%, as growth in the regions Americas and Asia, Australia more than offset a decline in the region Europe, C.I.S., Africa, Middle East.

Building Technologies contributed profit of €85 million in the first quarter. The decline compared to the prior-year period was due to higher functional costs associated with growth initiatives. Revenue and orders were up 4% and 1%, respectively, compared to the prior-year period on broad-based growth throughout the Division. On a regional basis, revenue was up in all three reporting regions while order growth came from the regions Asia, Australia and Europe, C.I.S., Africa, Middle East.

Equity Investments

Profit at Equity Investments in the current period was €75 million compared to €85 million a year earlier. The result related to Siemens’ share in NSN was equity investment income of €0 million compared to equity investment income of €18 million in the prior-year period. NSN reported to Siemens that it took restructuring charges and integration costs totaling €23 million, down from €29 million in the first quarter a year earlier. In the coming quarter, NSN expects substantial charges related to its previously announced global restructuring program aimed at maintaining long-term competitiveness and improving profitability.

Profit from Equity Investments is expected to be volatile in coming quarters.

Financial Services (SFS)

	16,126	16,126	16,126
	First three months of fiscal
	2012	2011	% Change
	(in millions of €)
Profit	199	102	95%

	December 31,	September 30,
	2011	2011
Total assets	16,126	14,602	10%

As previously announced, effective with the beginning of fiscal 2012 SFS realigned its resources and expertise in the capital business into two global business models: Project and Structured Finance and Commercial Finance.

In the first quarter, SFS generated €199 million in profit (defined as income before income taxes), a sharp increase compared to €102 million in the prior-year period. The current period benefited from a €78 million gain on the sale of a stake in Bangalore International Airport Limited, a public-private partnership. This transaction reduced SFS’s equity participation from 40% to 26%. The capital business generated higher interest results compared to the prior-year period, partly offset by increased operating expenses associated with its growth strategy. SFS took advantage of a favorable environment to book new business, and Total assets increased significantly, to €16.126 billion, including positive currency translation effects. The resulting growth in new business reduced Siemens’ Total liquidity.

Reconciliation to Consolidated Financial Statements

Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of the Sectors’ and SFS’ respective performance.

Centrally managed portfolio activities

Centrally managed portfolio activities broke even in the first quarter compared to a loss of €1 million in the prior-year period.

Siemens Real Estate

Income before income taxes at Siemens Real Estate (SRE) was €5 million in the first quarter, compared to €97 million in the same period a year earlier. This decrease is mainly attributable to significantly lower income related to the disposal of real estate.

Corporate items and pensions

Corporate items and pensions totaled a negative €74 million in the first quarter compared to a positive €259 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a negative €61 million compared to a positive €231 million in the first quarter of fiscal 2011. The current quarter included net expenses of €46 million related to a major asset retirement obligation, compared to €24 million in the prior-year quarter. In addition, the current quarter includes an amount of €35 million related to reimbursements to AtoS for costs which arise in connection with AtoS becoming Siemens’ external IT service provider. The prior-year quarter benefited from management’s allocation of €267 million of personnel-related costs related to the special employee remuneration mentioned earlier, which had been accrued in Corporate items in fiscal 2010. Within this amount are €240 million that were allocated to the Sectors as mentioned earlier. The prior period also included higher net expenses related to legal and regulatory matters.

Centrally carried pension expense totaled a negative €13 million in the first quarter, compared to a positive €28 million in the prior-year period. The change is due primarily to a negative effect resulting from a lower expected return on plan assets and higher interest costs.

Eliminations, Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a positive €39 million in the first quarter compared to a negative €32 million in the same period a year earlier. The primary factor in the improvement was higher income from Corporate Treasury activities due mainly to changes in the fair market value of interest rate derivatives used for interest rate management.

Reconciliation to adjusted EBITDA (continuing operations)

The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA based on continuing operations.

We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.”

For further information regarding adjusted EBIT and adjusted EBITDA, see Notes and forward-looking statements.

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010 (in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Sectors
Energy Sector	481	753	21	8	79	(3)	381	748	20	19	88	84	489	850	7.9%	14.9%
therein: Fossil Power Generation	580	474	15	3	80	(3)	485	474	6	4	31	29	521	506
Renewable Energy	(48)	36	(3)	(6)	(1)	3	(45)	40	5	6	19	17	(21)	63
Oil & Gas	90	108	—	—	(1)	(1)	91	109	7	7	15	14	114	130
Power Transmission	(145)	135	9	11	1	(2)	(154)	126	3	3	21	23	(130)	152
Healthcare Sector	364	381	2	1	(10)	2	372	378	113	81	92	82	577	541	18.3%	17.3%
therein: Diagnostics	67	78	—	—	1	3	66	75	80	49	55	56	201	180
Industry Sector	556	641	2	2	(4)	(1)	557	640	64	64	73	72	694	776	14.8%	17.3%
therein: Industry Automation	323	362	1	—	(1)	—	323	362	49	50	30	30	402	442
Drive Technologies	194	239	1	1	(1)	1	194	237	12	12	40	38	246	287
Infrastructure & Cities Sector	200	313	5	1	(5)	(4)	199	315	27	26	38	39	264	380	6.5%	9.1%
therein: Transportation & Logistics	27	102	2	—	(4)	(3)	28	105	3	3	10	11	42	119
Power Grid Solutions & Products	82	120	3	2	(1)	(1)	80	119	9	10	16	16	104	145
Building Technologies	85	89	—	—	(1)	—	85	89	15	14	12	12	112	115
Total Sectors	1,601	2,088	31	11	61	(5)	1,509	2,082	224	190	291	276	2,024	2,548

Equity Investments	75	85	74	72	2	7	—	5	—	—	—	—	—	5
Financial Services (SFS)	199	102	95	26	106	73	(1)	3	2	2	58	77	58	82
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	—	(1)	2	3	—	—	(2)	(3)	1	1	—	2	(1)	—
Siemens Real Estate (SRE)	5	97	—	—	(30)	(15)	35	113	—	—	68	65	103	179
Corporate items and pensions	(74)	259	—	—	(35)	14	(39)	245	3	3	12	11	(24)	260
Eliminations, Corporate Treasury and other reconciling items	39	(32)	(4)	10	73	(16)	(30)	(26)	—	—	(11)	(13)	(41)	(39)

Siemens	1,846	2,599	198	123	177	57	1,471	2,419	230	196	418	419	2,118	3,034

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

LIQUIDITY, CAPITAL RESOURCES AND REQUIREMENTS

Cash flows

The following discussion presents an analysis of our cash flows from operating, investing and financing activities for the first three months of fiscal 2012 and 2011 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011. Prior-period results for our cash flows are reported on a comparable basis.

We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure see Notes and forward-looking statements at the end of this Interim group management report.

Cash flows		Continuing operations		Discontinued operations		Continuing and discontinued operations
		First three months of fiscal,
		2012	2011	2012	2011	2012	2011
		(in millions of €)
Net cash provided by (used in):
Operating activities	A	(581)	1,412	(152)	(4)	(734)	1,408
Investing activities		(1,473)	(44)	(113)	(127)	(1,586)	(171)
therein: Additions to intangible assets and property, plant and equipment	B	(447)	(353)	(38)	(127)	(485)	(480)
Free cash flow (1)	A+B	(1,029)	1,059	(190)	(131)	(1,219)	928
Financing activities		(1,508)	100	265	131	(1,244)	231

(1)	The closest comparable financial measure of Free cash flow under IFRS is the item Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our Consolidated Statements of Cash Flow. The item Additions to intangible assets and property, plant and equipment from discontinued operations is reconciled to the figures as reported in the Consolidated Statements of Cash Flow in Note 16 in the Notes to Condensed Interim Consolidated Financial Statements. Other companies that report Free cash flow may define and calculate this measure differently.

Cash flows from operating activities—Operating activities in continuing and discontinued operations used net cash of €734 million in the first three months of fiscal 2012, compared to net cash provided of €1.408 billion in the prior-year period.

Within the total, continuing operations used net cash of €581 million in the first three months of fiscal 2012, compared to net cash provided of €1.412 billion in the same period a year earlier. The change in cash flows from operating activities year-over-year was due mainly to a substantial increase in trade and other receivables, especially in the Energy Sector. The current period also included cash outflows of €0.3 billion related to Healthcare’s particle therapy business. Furthermore the change in cash flows from operating activities year-over-year was due to a decline in Income from continuing operations.

Discontinued operations used net cash of €152 million in the first three months of fiscal 2012, compared to net cash used of €4 million in the prior-year period. The increase in cash outflows year-over-year related mainly to OSRAM, including net payments associated with contributions to pension plans, partly offset by lower cash outflows related to Siemens IT Solutions and Services.

Cash flows from investing activities—Investing activities in continuing and discontinued operations used net cash of €1.586 billion in the first three months of fiscal 2012, compared to net cash used of €171 million in the prior-year period.

Within the total, net cash used in investing activities for continuing operations amounted to €1.473 billion in the first three months of fiscal 2012 compared to net cash used of €44 million in the prior-year period. Higher cash outflows in the current three months are due mainly to cash outflows of €1.009 billion for the increase in receivables from financing activities in SFS’s capital business, associated with SFS’s growth strategy. For comparison, the prior-year period included cash inflows of €92 million for the decrease in receivables from financing activities. Higher acquisitions, net of cash acquired, of €264 million compared to €128 million in the prior-year period included several acquisitions of entities within Total Sectors to optimize our business portfolio. Proceeds of €355 million from the sales of investments, intangibles and property, plant and equipment included the sale of a 25% interest in OAO Power Machines, held by the Energy Sector. In the first quarter a year earlier, proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €564 million, including proceeds from real estate disposals at SRE of €243 million and proceeds of €313 million from the sale of investments. The latter included a first installment payment received in connection with the sale of our 49% minority stake in Krauss-Maffei Wegmann GmbH & Co. KG. In the current quarter, cash outflows for the purchase of investments of €109 million included the second installment payment in connection with our equity investment in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms. The equity investment is held by the Energy Sector. For comparison purchase of investments of €263 million in the prior-year period included cash outflows relating to the build-up of our solar thermal business and the first installment payment for our equity investment in A2SEA A/S.

Discontinued operations used net cash of €113 million in the first three months of fiscal 2012, compared to net cash used of €127 million in the prior-year period. These cash outflows related primarily to OSRAM.

Free cash flow from continuing and discontinued operations amounted to a negative €1.219 billion in the first three months of fiscal 2012 compared to a positive €928 million in the prior-year period.

Total Free cash flow from continuing operations amounted to a negative €1.029 billion in the first three months of fiscal 2012, compared to a positive €1.059 billion a year earlier. The change year-over-year was due primarily to a shift in cash flows from operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment increased from €353 million in the prior-year period to €447 million in the current three months, due to increased investments within Total Sectors.

On a sequential basis, Free cash flow in the first quarter of fiscal 2012 and during fiscal 2011 was as follows:

Cash flows from financing activities—Financing activities from continuing and discontinued operations used net cash of €1.244 billion in the first three months of fiscal 2012, compared to net cash provided of €231 million in the prior-year three-month period.

Within the total, continuing operations used net cash of €1.508 billion in the first three months of fiscal 2012, compared to net cash provided of €100 million in the same period a year earlier. The cash outflows in the current quarter were due primarily to the repayment of long-term debt of €2.208 billion relating to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments and €0.7 billion in floating rate assignable loans. These cash outflows were partly offset by cash inflows from the change in short-term debt and other financing activities of €1.187 billion, due primarily to net cash inflows from the issuance of commercial paper. For comparison, the prior-year period included cash inflows of €206 million from the change in short-term debt and other financing activities and €113 million proceeds from the issuance of long-term debt. Both periods included cash outflows for financing of discontinued operations, which were €309 million in first quarter of fiscal 2012, compared to €133 million in the prior-year period.

Capital resources and requirements

Under the Debt Issuance Program, we issued fixed rated instruments with an aggregate amount of €3.4 billion comprising three tranches in June 2008. In August 2008, we increased two tranches of the €3.4 billion instruments by €750 million. The first tranche, €1.55 billion in 5.25%-fixed-rate-instruments, matured in December 2011 and was redeemed at face value.

In June 2008, we issued assignable loans. The loans, totaling €1.1 billion were issued in four tranches. Two floating rate tranches of €370 million, original maturity in June 2013, and €283.5 million, original maturity in June 2015, were called in August 2011 and were redeemed in December 2011 at face value.

We have a US$9.0 billion (€7.0 billion) global multi-currency commercial paper program in place. As of December 31, 2011, we had US$1.5 billion (€1.2 billion) in commercial paper outstanding.

A key consideration for us is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time.

The capital structure ratio is defined as the item Adjusted industrial net debt divided by the item Adjusted EBITDA (continuing operations). As of December 31, 2011 and September 30, 2011 the ratios were as follows:

	December 31,	September 30,
	2011	2011
	(in millions of €)
Short-term debt and current maturities of long-term debt(1)	2,841	3,660
Plus: Long-term debt(1)	14,566	14,280
Less: Cash and cash equivalents	(8,977)	(12,468)
Less: Current available-for-sale financial assets	(478)	(477)

Net debt	7,951	4,995
Less: SFS debt	(13,424)	(12,075)
Plus: Pension plans and similar commitments	6,774	7,307
Plus: Credit guarantees	640	591
Less: 50% nominal amount hybrid bond(2)	(899)	(883)
Less: Fair value hedge accounting adjustment(3)	(1,544)	(1,470)

Adjusted industrial net debt	(502)	(1,534)

Adjusted EBITDA (continuing operations)	2,118	10,596

Adjusted industrial net debt / adjusted EBITDA (continuing operations)(4)	(0.06)	(0.14)

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €1,544 million as of December 31, 2011 and €1,470 million as of September 30, 2011.

(2)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(3)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe, this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2011.

(4)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

The following discussion presents an analysis of changes in the item Adjusted industrial net debt in the first three months of fiscal 2012.

The line item Adjusted industrial net debt was minus €502 million as of December 31, 2011, compared to minus €1.534 billion as of September 30, 2011. Within the line item Adjusted industrial net debt, the item Short-term debt and current maturities of long-term debt decreased by €819 million compared to the end of the prior fiscal year, due mainly to the redemption of €1.55 billion in 5.25%-fixed-rate-instruments and of €0.7 billion floating rate assignable loans. This decline was partly offset by the issuance of commercial paper of €1.2 billion. Associated with SFS’s growth strategy, SFS debt increased by €1.349 billion compared to the end of the prior fiscal year, including foreign currency effects. Pension plans and similar commitments decreased to €6.774 billion as of December 31, 2011 compared to €7.307 billion as of September 30, 2011, reflecting the decrease in the underfunding of Siemens’ pension plans. For further information regarding the decrease in the item Cash and cash equivalents please see Cash flows above. For further information on the decrease in the liability for pension plans and similar commitments see Funding of pension plans and similar commitments.

For further information on our capital resources and requirements as well as on our capital structure see C4.2 Capital structure, C.4.4 Capital resources and requirements and D.6 Notes to Consolidated Financial Statements in our Annual Report for fiscal 2011. For further information about the usefulness and limitations of Net debt, Adjusted industrial net debt and relating to the ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA and its definition please see Notes and forward-looking statements at the end of this Interim group management report.

Funding of pension plans and similar commitments

Unless otherwise stated numbers presented below refer only to continuing operations.

At the end of the first quarter of fiscal 2012, the combined funded status of Siemens’ pension plans showed an underfunding of €5.7 billion, compared to an underfunding of €6.2 billion at the end of fiscal 2011. The improvement in the funded status since September 30, 2011, is due mainly to a positive actual return on plan assets. This was partly offset by an increase in Siemens’ defined benefit obligation (DBO), which resulted from a decrease in the discount rate assumption as of December 31, 2011, and from accrued service and interest costs. The actual return on plan assets of Siemens’ funded pension plans for the first quarter of fiscal 2012 amounted to €1,089 million, resulting from both equity and fixed income investments. The expected return for the first three months amounted to €324 million, which corresponds to a 6.3% annual return.

The fair value of Siemens’ funded pension plan assets as of December 31, 2011, was €22.2 billion compared to €21.0 billion on September 30, 2011. In the first quarter of fiscal 2012, employer contributions amounted to €253 million compared to €288 million in the prior-year period (which included amounts related to Siemens IT Solutions and Services and to OSRAM). In addition to the actual return on plan assets and employer contributions, the increase in plan assets was due also to a positive impact from currency translation effects. The aforementioned positive effects were only partly offset by benefits paid during the quarter.

The estimated DBO of Siemens’ pension plans, which considers future compensation and pension increases, amounted to €27.9 billion on December 31, 2011, €0.8 billion higher than the DBO of €27.1 billion on September 30, 2011. The increase is due to a slight decrease in the discount rate assumption as of December 31, 2011, a negative impact from currency translation effects and to a minor extent due to the net of service and interest cost less benefits paid during the three-month period ended December 31, 2011.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first quarter of fiscal 2012 and as of September 30, 2011.

For more information on Siemens’ pension plans and similar commitments, see Note 9 in Notes to Condensed Interim Consolidated Financial Statements.

REPORT ON RISKS AND OPPORTUNITIES

Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.

In our Annual Report for fiscal 2011 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.

As previously disclosed, business with customers in Iran is subject to export control regulations, embargoes, sanctions or other forms of trade restrictions imposed by the U.S., the European Union and other countries or organizations. The regulatory limitations have recently been further tightened by Executive Order 13590 issued by President Obama targeting Iran’s petroleum and petrochemical sectors and by a new European Union sanctions regime against Iran based on Council Regulation (EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran and repealing Regulation (EC) No. 423/2007, which was extended by Council Implementing Regulation (EU) No. 1245/2011 of December 2, 2011. Siemens has adopted internal restrictive policies on the conduct of business with Iran, which we continually review and have recently tightened, as described in more detail in Results of Siemens. Under certain limited circumstances, however, we continue to conduct certain business activities and provide products and services to customers in Iran. We believe that such activities to date have not had a material adverse impact on our reputation and share value. Going forward, divestment or similar initiatives adopted or proposed in various jurisdictions with respect to Iran, as well as new or tightened export control regulations, sanctions, embargos or other forms of trade restrictions imposed on Iran, may result in a further curtailment of our existing business in Iran or in a further adaptation of our policies. In addition, the termination of our activities in Iran may expose us to customer claims and other actions.

We have previously disclosed that our business, financial condition and results of operations may be adversely affected by cost overruns or additional payment obligations related to the management of our long-term, fixed price or turnkey projects. Since we operate globally and perform projects in various complex political and regulatory environments there is a risk that our project business may be impacted by relevant political and regulatory environments and potential political and regulatory changes that occur during the term of projects which in turn may impact our business, financial condition and results of operations.

Furthermore we have previously disclosed that our business, financial condition and results of operations may be adversely affected by portfolio measures. For example, we may be exposed to the risk that the fair value of the 12.5 million shares in AtoS, received in connection with the divestments of Siemens IT Solutions and Services, declines to below acquisition cost. As of December 31, 2011, the fair value of these shares was €60 million below acquisition cost. If there is objective evidence that the decline in the fair value is significant or prolonged, an impairment loss has to be recognized in the Consolidated Statements of Income.

During the first three months of fiscal 2012 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2011 and in the sections of this Interim Report entitled Overview of financial results for the first quarter of fiscal 2012, Segment information analysis, and Legal proceedings. Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

We refer also to Notes and forward-looking statements at the end of this Interim group management report.

LEGAL PROCEEDINGS

For information on legal proceedings, see Notes to Condensed Interim Consolidated Financial Statements.

OUTLOOK FOR FISCAL 2012

For our outlook for fiscal 2012, see our Annual Report 2011.

NOTES AND FORWARD-LOOKING STATEMENTS

New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ annual report on Form 20-F for fiscal 2011, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining or expenditures increasing as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the US$, British £ and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, including the sovereign debt crisis in the Eurozone, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures, including reorganization measures relating to its segments; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the performance, measurement criteria and composition of its Environmental Portfolio; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens or that there may be delays in the delivery of new products and services due to unexpected technical difficulties; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €, per share amounts in €)

	(2,638)	(2,638)	(2,638)
	Note	2012	2011
Revenue		17,902	17,603
Cost of goods sold and services rendered		(12,820)	(11,955)

Gross profit		5,082	5,648
Research and development expenses		(986)	(864)
Marketing, selling and general administrative expenses		(2,638)	(2,411)
Other operating income	3	114	260
Other operating expense	4	(101)	(214)
Income from investments accounted for using the equity method, net		198	123
Interest income	5	562	548
Interest expense	5	(433)	(419)
Other financial income (expense), net	5	48	(72)

Income from continuing operations before income taxes		1,846	2,599
Income taxes		(490)	(753)

Income from continuing operations		1,356	1,846
Income (loss) from discontinued operations, net of income taxes	2	101	(93)

Net income		1,457	1,753

Attributable to:
Non-controlling interests		18	35
Shareholders of Siemens AG		1,440	1,718

Basic earnings per share	15
Income from continuing operations		1.53	2.07
Income (loss) from discontinued operations		0.11	(0.10)

Net income		1.64	1.97

Diluted earnings per share	15
Income from continuing operations		1.52	2.05
Income (loss) from discontinued operations		0.11	(0.10)

Net income		1.63	1.95

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

	2012	2011
Net income	1,457	1,753
Currency translation differences	559	377
Available-for-sale financial assets	(56)	15
Derivative financial instruments	(73)	(56)
Actuarial gains and losses on pension plans and similar commitments	332	797

Other comprehensive income, net of tax (1)	762	1,133

Total comprehensive income	2,219	2,886

Attributable to:
Non-controlling interests	28	50
Shareholders of Siemens AG	2,191	2,836

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(31) million and €15 million, respectively, for the three months ended December 31, 2011 and 2010.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2011 (unaudited) and September 30, 2011

(in millions of €)

	Note	12/31/11	9/30/11
ASSETS
Current assets
Cash and cash equivalents		8,977	12,468
Available-for-sale financial assets		478	477
Trade and other receivables		16,104	14,847
Other current financial assets		3,114	2,899
Inventories		16,233	15,143
Income tax receivables		766	798
Other current assets		1,343	1,264
Assets classified as held for disposal	2	4,990	4,917

Total current assets		52,005	52,813

Goodwill	6	16,374	15,706
Other intangible assets	7	4,526	4,444
Property, plant and equipment		10,664	10,477
Investments accounted for using the equity method		5,092	4,966
Other financial assets		13,248	11,855
Deferred tax assets .		3,215	3,206
Other assets		734	776

Total assets		105,858	104,243

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt		2,841	3,660
Trade payables		7,187	7,677
Other current financial liabilities		2,223	2,247
Current provisions		5,126	5,168
Income tax payables		2,198	2,032
Other current liabilities		21,738	21,020
Liabilities associated with assets classified as held for disposal	2	1,669	1,756

Total current liabilities		42,982	43,560

Long-term debt		14,566	14,280
Pension plans and similar commitments	9	6,774	7,307
Deferred tax liabilities		596	595
Provisions		3,771	3,654
Other financial liabilities		1,270	824
Other liabilities		1,952	1,867

Total liabilities		71,911	72,087

Equity	11
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,975	6,011
Retained earnings		27,121	25,881
Other components of equity		352	(68)
Treasury shares, at cost (2)		(2,885)	(3,037)

Total equity attributable to shareholders of Siemens AG		33,306	31,530

Non-controlling interests		641	626

Total equity		33,947	32,156

Total liabilities and equity		105,858	104,243

(1)	Authorized: 1,117,803,421 and 1,117,803,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	37,947,154 and 39,952,074 shares, respectively.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

	2012	2011
Cash flows from operating activities
Income from continuing operations	1,356	1,846
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	648	615
Income taxes	490	753
Interest (income) expense, net	(129)	(129)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(12)	(76)
(Gains) losses on sales of investments, net (1)	(176)	(8)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	—	(1)
(Income) losses from investments (1)	(116)	(121)
Other non-cash (income) expenses	(96)	(54)
Change in assets and liabilities
(Increase) decrease in inventories	(785)	(597)
(Increase) decrease in trade and other receivables	(899)	(210)
Increase (decrease) in trade payables	(666)	(453)
Change in other assets and liabilities	(88)	137
Additions to assets held for rental in operating leases	(101)	(114)
Income taxes paid	(233)	(362)
Dividends received	8	8
Interest received	219	178

Net cash provided by (used in) operating activities—continuing operations	(581)	1,412
Net cash provided by (used in) operating activities—discontinued operations	(152)	(4)

Net cash provided by (used in) operating activities—continuing and discontinued operations	(734)	1,408
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(447)	(353)
Acquisitions, net of cash acquired	(264)	(128)
Purchases of investments (1)	(109)	(263)
Purchases of current available-for-sale financial assets	(8)	(1)
(Increase) decrease in receivables from financing activities	(1,009)	92
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	355	564
Proceeds and (payments) from disposals of businesses	(1)	38
Proceeds from sales of current available-for-sale financial assets	9	7

Net cash provided by (used in) investing activities—continuing operations	(1,473)	(44)
Net cash provided by (used in) investing activities—discontinued operations	(113)	(127)

Net cash provided by (used in) investing activities—continuing and discontinued operations	(1,586)	(171)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	14	81
Proceeds from issuance of long-term debt	—	113
Repayment of long-term debt (including current maturities of long-term debt)	(2,208)	(12)
Change in short-term debt and other financing activities	1,187	206
Interest paid	(169)	(139)
Dividends paid to non-controlling interest holders	(25)	(16)
Financing discontinued operations (2)	(309)	(133)

Net cash provided by (used in) financing activities—continuing operations	(1,508)	100
Net cash provided by (used in) financing activities—discontinued operations	265	131

Net cash provided by (used in) financing activities—continuing and discontinued operations	(1,244)	231
Effect of exchange rates on cash and cash equivalents	70	51
Net increase (decrease) in cash and cash equivalents	(3,494)	1,519
Cash and cash equivalents at beginning of period	12,512	14,227

Cash and cash equivalents at end of period	9,018	15,746
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	41	84

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,977	15,662

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010

(in millions of €)

			Total comprehensive income
				Other components of equity
	Common stock	Additional paid-in capital	Retained earnings	Currency translation differences	Available- for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Non-controlling interests	Total equity
Balance at October 1, 2010	2,743	5,986	22,998	(115)	95	12	22,990	(3,373)	28,346	750	29,096

Net income	—	—	1,718	—	—	—	1,718	—	1,718	35	1,753
Other comprehensive income, net of tax	—	—	797 (1)	361	15	(55)	1,118	—	1,118	15	1,133 (2)
Dividends	—	—	—	—	—	—	—	—	—	(27)	(27)
Share-based payment	—	(89)	(10)	—	—	—	(10)	—	(99)	—	(99)
Re-issuance of treasury stock	—	2	—	—	—	—	—	205	207	—	207
Other changes in equity	—	—	2	—	—	—	2	—	2	(8)	(6)

Balance at December 31, 2010	2,743	5,899	25,505	246	110	(43)	25,818	(3,168)	31,292	765	32,057

Balance at October 1, 2011	2,743	6,011	25,881	2	36	(106)	25,813	(3,037)	31,530	626	32,156

Net income	—	—	1,440	—	—	—	1,440	—	1,440	18	1,457
Other comprehensive income, net of tax	—	—	332 (1)	548	(56)	(72)	752	—	752	10	762 (2)
Dividends	—	—	—	—	—	—	—	—	—	(22)	(22)
Share-based payment	—	(36)	(69)	—	—	—	(69)	—	(105)	—	(105)
Re-issuance of treasury stock	—	(1)	—	—	—	—	—	152	152	—	152
Transactions with non-controlling interests	—	—	(465)	—	—	—	(465)	—	(465)	8	(457)
Other changes in equity	—	—	3	—	—	—	3	—	3	1	4

Balance at December 31, 2011	2,743	5,975	27,121	550	(20)	(177)	27,474	(2,885)	33,306	641	33,947

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €332 million and €797 million, respectively, in the three months ended December 31, 2011 and 2010.

(2)	In the three months ended December 31, 2011 and 2010, other comprehensive income, net of tax, includes non-controlling interests of €— million and €— million relating to actuarial gains and losses on pension plans and similar commitments, €11 million and €16 million relating to currency translation differences, €— million and €— million relating to available-for-sale financial assets and €(1) million and €(1) million relating to derivative financial instruments.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

SEGMENT INFORMATION (continuing operations—unaudited)

As of and for the first three months of fiscal 2012 and 2011 ended December 31, 2011 and 2010 and as of September 30, 2011

(in millions of €)

	New orders(2)		External revenue		Intersegment revenue		Total revenue		Profit (3)		Assets(4)		Free cash flow(5)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments (6)
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	12/31/11	9/30/11	2012	2011	2012	2011	2012	2011
Sectors(1)
Energy	7,182	8,090	6,123	5,655	52	69	6,176	5,723	481	753	432	656	97	695	100	82	108	102
Healthcare	3,284	3,168	3,140	3,117	11	18	3,152	3,135	364	381	12,164	11,264	(156)	238	98	55	205	163
Industry	4,901	4,993	4,345	4,195	358	291	4,702	4,486	556	641	6,760	6,001	78	341	76	62	137	136
Infrastructure & Cities	4,679	4,962	3,881	4,035	174	150	4,055	4,184	200	313	3,572	3,169	(147)	214	53	48	64	65

Total Sectors	20,046	21,214	17,489	17,001	595	527	18,085	17,528	1,601	2,088	22,928	21,090	(128)	1,489	326	247	515	466
Equity Investments	—	—	—	—	—	—	—	—	75	85	3,388	3,382	2	—	—	—	—	—
Financial Services (SFS)	197	224	176	201	21	23	197	224	199	102	16,126	14,602	55	99	6	9	59	79
Reconciliation to Consolidated Financial Statements Centrally managed portfolio activities	72	215	75	222	2	5	78	227	—	(1)	(394)	(397)	(14)	(50)	1	3	1	3
Siemens Real Estate (SRE)	554	516	83	106	484	412	567	518	5	97	5,166	4,974	(80)	(34)	82	83	68	66
Corporate items and pensions	136	121	78	72	43	37	121	109	(74)	259	(9,093)	(9,806)	(441)	(343)	32	11	15	14
Eliminations, Corporate Treasury and other reconciling items	(1,195)	(1,453)	—	—	(1,146)	(1,004)	(1,146)	(1,004)	39	(32)	67,735	70,398	(423)	(101)	—	(1)	(11)	(13)

Siemens	19,809	20,837	17,902	17,603	—	—	17,902	17,603	1,846	2,599	105,858	104,243	(1,029)	1,059	447	353	648	615

(1)	Commencing with fiscal 2012, Sector Infrastructure & Cities was implemented. Prior period information has been recast to conform to the fiscal 2012 presentation.

(2)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(3)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(4)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(5)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(6)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES

1. BASIS OF PRESENTATION

The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.

Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Due to rounding, numbers presented may not add up precisely to totals provided. Siemens is a German based multinational corporation with a business portfolio of activities predominantly in the fields of electronics and electrical engineering.

Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of December 31, 2011, the Consolidated Statements of Income for the three months ended December 31, 2011 and 2010, the Consolidated Statements of Comprehensive Income for the three months ended December 31, 2011 and 2010, the Consolidated Statements of Cash Flow for the three months ended December 31, 2011 and 2010, the Consolidated Statements of Changes in Equity for the three months ended December 31, 2011 and 2010 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2011. The interim financial statements apply the same accounting principles and practices as those used in the 2011 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2011, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on January 27, 2012.

Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.

Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.

Business combinations—Business combinations are accounted for under the acquisition method. Siemens as the acquirer and the acquiree may have a relationship that existed before they contemplated the business combination, referred to as a pre-existing relationship. If the business combination in effect settles a pre-existing relationship, Siemens as the acquirer recognizes a gain or loss for the pre-existing relationship. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Any subsequent changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full goodwill approach) or at the proportional fair value of assets acquired and liabilities assumed (partial goodwill approach). After initial recognition, non-controlling interests may show a deficit balance since both

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value. In case of a written put on non-controlling interests the Company distinguishes whether the prerequisites for the transfer of present ownership interest are fulfilled at the balance sheet date. Provided that the Company is not the beneficial owner of the shares underlying the put option, the exercise of the put option will be assumed at each balance sheet date and treated as equity transaction between shareholders with the recognition of a purchase liability at the respective exercise price. The non-controlling interests participate in profits and losses during the reporting period.

Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate of Siemens.

Reclassification—The presentation of certain prior-year information, amongst others the presentation of certain line items within operating activities of the Consolidated Statement of Cash Flow, has been reclassified to conform to the current year presentation.

Recent accounting pronouncements, not yet adopted—In the three months ended December 31, 2011, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9) that defer the mandatory effective date from January 1, 2013 to January 1, 2015 (early application is still permitted). The amendment also provides relief from restating comparative financial statements for the effect of applying IFRS 9; instead additional transition disclosures will be required.

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation and IFRS 7, Financial Instruments: Disclosures regarding offsetting of financial assets and financial liabilities. The amendment to IAS 32 clarifies the existing offsetting rules and is effective for reporting periods beginning on or after January 1, 2014, early application is permitted, however it requires the application of the amendments to IFRS 7. These amendments to IFRS 7 expand the disclosure requirements for financial assets and financial liabilities offset in the statements of financial position including netting agreements where netting is subject to certain future events, e.g. the default of the counterparty, which generally do not qualify for offsetting in the statements of financial position. This amendment is effective for reporting periods beginning on or after January 1, 2013. Both amendments have not yet been endorsed by the European Union.

The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting these amendments.

The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.

2. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

a) Acquisitions

For information on acquisitions prior to fiscal 2012 see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

In the first quarter of fiscal 2012, Siemens completed the acquisition of a number of entities which are not significant either individually or in aggregate.

b) Dispositions and discontinued operations

ba) Dispositions not qualifying for discontinued operations: closed transactions

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Dispositions in fiscal 2012

In the first quarter of fiscal 2012, Siemens completed the disposition of a number of entities which are not significant either individually or in aggregate.

Dispositions in fiscal 2011

In January 2009, Siemens had announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S. and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. (Areva) by exercising the put option. Following this, Areva NP S.A.S. had been presented as asset held for disposal since the second quarter of fiscal 2009 with a carrying amount of €190 million. In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP S.A.S. Following this, the shares, previously accounted for as an available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce ruled on the modalities of Siemens’ exit from the joint venture Areva NP S.A.S. For further information on the earnings impact from the sale of Areva NP S.A.S. and the arbitration proceedings, see Note 4 Acquisitions, dispositions and discontinued operations, Note 9 Interest income, interest expense and other financial income (expense), net and Note 30 Legal proceedings of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

For information on further dispositions prior to fiscal 2012, which were held for disposal as of December 31, 2010, see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011; in particular for the disposal of Krauss-Maffei Wegmann GmbH & Co. KG, the Electronics Assembly Systems business and the 19.8% stake in GIG Holding GmbH.

bb) Dispositions not qualifying for discontinued operations: held for disposal

The Consolidated Statements of Financial Position as of December 31, 2011, include assets held for disposal of €21 million and liabilities held for disposal of €— million, that do not qualify as discontinued operations.

bc) Discontinued operations

General

Siemens reports in this section about discontinued operations separately. The disclosures in the Notes to the Consolidated Financial Statements outside this section relate to continuing operations unless indicated otherwise. Net results of discontinued operations presented in the Consolidated Statements of Income for the three months ended December 31, 2011 and 2010 amount to €101 million (thereof €(50) million income tax) and €(93) million (thereof €(41) million income tax), respectively. Net results of discontinued operations for the periods presented relate to OSRAM, Siemens IT Solutions and Services and the former operating segment Communications (Com).

Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG for the three months ended December 31, 2011 (2010) amount to €1,342 million and €98 million (€1,806 million and €(88) million).

OSRAM — discontinued operations, assets and liabilities held for disposal

In March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG. Siemens intends to retain a minority stake in OSRAM, in which it will remain a long-term anchor shareholder. In September 2011 Siemens postponed the timing of the listing depending on the stabilization of the market conditions but continues to deem the listing highly probable within the next twelve months. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. For information regarding classification and measurement of assets (or disposal groups) held for disposal and discontinued operations see Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented:

	Three months ended December 31,
	2011	2010
	(in millions of €)
Revenue	1,375	1,284
Expenses	(1,189)	(1,118)
Costs to sell (carve-out costs)	(13)	—

Pretax income from discontinued operations	173	166
Income taxes on ordinary activities	(59)	(55)
Income taxes on costs to sell (carve-out costs)	1	—

Income from discontinued operations, net of income taxes	115	111

The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of December 31, 2011. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

	December 31, 2011	September 30, 2011
	(in millions of €)
Trade and other receivables	925	858
Inventories	1,198	1,118
Goodwill	277	238
Other intangible assets	191	174
Property, plant and equipment	1,707	1,645
Deferred tax assets	259	269
Financial assets	171	174
Other assets	195	176

Assets classified as held for disposal	4,923	4,652

Trade payables	597	586
Current provisions	84	84
Other current liabilities	374	381
Pension plans and similar commitments	298	410
Other liabilities	290	279

Liabilities associated with assets classified as held for disposal	1,643	1,740

The net effect of the reimbursement out of the Siemens Trust and the contribution of plan assets into separate Osram pension plans amounting to €113 million in the first quarter of fiscal 2012 in the context of the planned listing of Osram is presented as a cash outflow in the line item Net cash provided by (used in) operating activities—discontinued operations.

Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended December 31, 2011 and 2010 amounted to €40 million and €46 million, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended December 31, 2011 and 2010 amounted to €4 million and €1 million, respectively. As of December 31, 2011, receivables from and liabilities to joint ventures and associates are €44 million and €4 million, respectively. As of September 30, 2011, receivables from and liabilities to joint ventures and associates are €44 million and €3 million, respectively. For further information regarding related party transactions see Note 17 Related party transactions.

Siemens IT Solutions and Services — discontinued operations

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised this option. Closing of the transaction took place on July 1, 2011 following clearance of the transaction by the relevant antitrust authorities and the approval from AtoS’ shareholders on July 1, 2011. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Upon closing Siemens received consideration from AtoS that included a cash payment of €177 million, as well as 12.5 million newly issued shares in AtoS with a five-year lock-up commitment and a five-year convertible bond of €250 million (nominal value). At the same time, Siemens recognized a liability for purchase price adjustments relating to the net debt and net working capital of Siemens IT Solutions and Services. Siemens also recorded contractual obligations, loss provisions and risk contingencies arising from the sales agreements with AtoS presented in line items Current provisions, Provisions and Other current financial liabilities. For more detailed information on the transaction see Note 4 Acquisitions, dispositions and discontinued operations of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operations were fulfilled as of the second quarter of fiscal 2011. The results are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented with the exception of certain business activities which remain in the Siemens group. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see Note 29 Commitments and Contingencies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

	Three Months ended December 31,
	2011	2010
	(in millions of €)
Revenue	—	908
Expenses	(9)	(939)
Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	4	(152)

Pretax loss from discontinued operations	(5)	(183)

Income taxes on ordinary activities	3	7
Income taxes on the loss on the measurement to fair value less costs to sell or on the disposal of the disposal group constituting the discontinued operations	—	6

Loss from discontinued operations, net of income taxes	(2)	(170)

The total loss recognized in fiscal 2011 on the disposal of the disposal group Siemens IT Solutions and Services amounted to €903 million. Of this amount €136 million relate to the impairment of the Goodwill of Siemens IT Solutions and Services recorded in the first quarter of fiscal 2011 before qualifying for the measurement guidance as held for disposal and discontinued operations presented under line item Gain (loss) on the measurement to fair value less costs to sell or on the disposal of the disposal group. Under that same line item expenses for carve out activities necessary to establish Siemens IT Solutions and Services as a separate legal entity of €90 million were presented in fiscal 2011, thereof €16 million in the first quarter of fiscal 2011.

Former segment Com – discontinued operations

Net results of discontinued operations presented in the Consolidated Statements of Income in the three months ended December 31, 2011 and 2010 of €(11) million (thereof €4 million income tax) and €(34) million (thereof €2 million income tax), respectively, relate mainly to former Com activities and, for the first quarter of fiscal 2011, include settlements of claims.

3. OTHER OPERATING INCOME

	Three months ended December 31,
	2011	2010
	(in millions of €)
Gains on disposals of businesses	4	4
Gains on sales of property, plant and equipment and intangibles	11	100
Other	98	156

	114	260

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the three months ended December 31, 2010, item Other includes €64 million income related to a settlement of legal matters in connection with portfolio activities. Item Gains on sales of property, plant and equipment and intangibles includes higher gains on real estate disposals in the three months ended December 31, 2010.

4. OTHER OPERATING EXPENSE

	Three months ended
	December 31,
	2011	2010
	(in millions of €)
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(3)	(27)
Other	(98)	(187)

	(101)	(214)

Item Other in the three months ended December 31, 2010 includes charges related to legal and regulatory matters.

5. INTEREST INCOME, INTEREST EXPENSE AND OTHER FINANCIAL INCOME (EXPENSE), NET

	Three months ended
	December 31,
	2011	2010
	(in millions of €)
Pension related interest income	324	347
Interest income, other than pension	238	201

Interest income	562	548

Pension related interest expense	(316)	(312)
Interest expense, other than pension	(117)	(107)

Interest expense	(433)	(419)

Income (expense) from available-for-sale financial assets, net	93	3
Miscellaneous financial income (expense), net	(45)	(75)

Other financial income (expense), net	48	(72)

The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended
	December 31,
	2011	2010
	(in millions of €)
Expected return on plan assets	324	347
Interest cost	(316)	(312)

Income (expense) from pension plans and similar commitments, net	8	35

Total amounts of item interest income and (expense), other than pension, were as follows:

	Three months ended
	December 31,
	2011	2010
	(in millions of €)
Interest income, other than pension	238	201
Interest (expense), other than pension	(117)	(107)

Interest income (expense), net, other than pension	121	94

Thereof: Interest income (expense) of operations, net	(5)	1
Thereof: Other interest income (expense), net	127	93

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Three months ended December 31,
	2011	2010
	(in millions of €)
Total interest income on financial assets	237	201
Total interest expense on financial liabilities(1)	(207)	(243)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 Derivative financial instruments and hedging activities of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

The components of item Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended December 31,
	2011	2010
	(in millions of €)
Gains on sales, net	92	3
Dividends received	1	1
Impairment	—	(1)
Other	—	—

Income (expense) from available-for-sale financial assets, net	93	3

In the three months ended December 31, 2011, item Gains on sales, net includes €87 million gains from the sale of the 25% interest in OAO Power Machines held by the Energy Sector; €66 million of the gain relate to gains recycled from Other comprehensive income as of September 30, 2011. The investment was classified as held for disposal. The transaction closed in December 2011.

Item Miscellaneous financial income (expense), net, in the three months ended December 31, 2011 and 2010, primarily comprises gains and losses related to derivative financial instruments, interest income (expense) related to long-term liabilities and provisions of €(106) million and €148 million, respectively, as well as income (expense) as a result of allowances and write-offs of finance receivables of €(13) million and €(8) million, respectively. Included in interests from long-term liabilities and provisions is the change in the discount rate of asset retirement obligations for environmental clean up costs.

6. GOODWILL

	December 31, 2011	September 30, 2011
	(in millions of €)
Sectors
Energy	2,427	2,269
Healthcare	8,266	7,964
Industry	3,958	3,802
Infrastructure & Cities	1,607	1,559

Total Sectors	16,258	15,594
Financial Services (SFS)	116	112

Siemens	16,374	15,706

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of the beginning of fiscal 2012, Siemens rearranged its reporting structure of the segments, see Note 16 Segment information for further information. The previously reported amounts of goodwill as of September 30, 2011 have been reallocated to conform to Siemens’ new reporting structure. Therefore, new cash generating units, which are represented by a Division or equivalent, were determined. Goodwill has been generally reallocated based on relative fair values of the cash generating units. Prior year information has been adjusted accordingly.

The net increase in goodwill of €668 million in the three months ended December 31, 2011, is attributable to €434 million positive foreign currency adjustments, €242 million acquisitions and purchase accounting adjustments; which is offset by dispositions of €8 million.

7. OTHER INTANGIBLE ASSETS

	December 31, 2011	September 30, 2011
	(in millions of €)
Software and other internally generated intangible assets	3,101	2,955
Less: accumulated amortization	(1,891)	(1,775)

Software and other internally generated intangible assets, net	1,209	1,180

Patents, licenses and similar rights	6,934	6,665
Less: accumulated amortization	(3,617)	(3,401)

Patents, licenses and similar rights, net	3,316	3,264

Other intangible assets	4,526	4,444

Amortization expense reported in line item Income from continuing operations before income taxes amounted to €230 million and €197 million, for the three months ended December 31, 2011 and 2010, respectively.

8. DEBT

In the three months ended December 31, 2011, the Company redeemed at face value the first tranche of the €1.55 billion, 5.25% debt issuance program as well as two tranches of the assignable loans of €370 million and €283.5 million.

As of December 31, 2011 and September 30, 2011, commercial papers of €1.2 billion and €— million were outstanding.

9. PENSION PLANS AND SIMILAR COMMITMENTS

Unless otherwise stated, all numbers presented below refer only to continuing operations and, therefore, do not include amounts related to Siemens IT Solutions and Services and OSRAM.

Service cost for pension plans and similar commitments are allocated among functional costs (line items Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses) following the functional area of the corresponding profit and cost centers.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Pension benefits

Components of net periodic benefit cost

	Three months ended December 31, 2011			Three months ended December 31, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	102	75	27	128	71	57
Interest cost	306	195	111	303	183	120
Expected return on plan assets	(324)	(193)	(131)	(347)	(211)	(136)
Amortization of past service cost (benefit)	(3)	—	(3)	(2)	—	(2)
Loss (gain) due to settlements and curtailments	(1)	—	(1)	(6)	—	(6)

Net periodic benefit cost (income)	82	77	5	75	43	32

Germany	77	77	—	43	43	—
U.S.	(4)	—	(4)	24	—	24
U.K.	(4)	—	(4)	(1)	—	(1)
Other	13	—	13	9	—	9

Pension obligations and funded status

At the end of the first three months of fiscal 2012, the combined funded status of Siemens’ pension plans states an underfunding of €5.7 billion, compared to an underfunding of €6.2 billion at the end of fiscal 2011.

The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of December 31, 2011 and September 30, 2011, is 4.4% and 4.5%, respectively.

Contributions made by the Company to its pension plans during the three months ended December 31, 2011 and 2010, were €253 million and €288 million, respectively (prior-year period included amounts related to Siemens IT Solutions and Services and OSRAM).

Other post-employment benefits

Net periodic benefit cost for other post-employment benefit plans for the three months ended December 31, 2011 and 2010, were €14 million and €15 million, respectively.

The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans, including discontinued operations, amounted to €(0.8) billion, both at the end of the first quarter of fiscal 2012 and as of September 30, 2011.

10. PROVISIONS

In the three months ended December 31, 2011, the Power Transmission Division of the Energy Sector incurred project charges mainly related to grid connections to offshore wind-farms in Germany, due to project delays resulting from a complex regulatory environment and cost increases associated with marine platforms. This led to €(203) million pretax effects on the income statement in the three months ended December 31, 2011, mainly recorded as provisions for order related losses and risks.

11. Shareholders’ Equity

TREASURY STOCK

In the three months ended December 31, 2011, Siemens transferred a total of 2,004,920 of treasury stock in connection with share-based payment plans.

TRANSACTIONS WITH NON-CONTROLLING INTERESTS

In connection with an acquisition in the three months ended December 31, 2011, a minority shareholder was granted a put option on the non-controlling interests. The transaction with non-controlling interests impacted item Retained earnings by €(404) million in the three months ended December 31, 2011; for further information on related accounting policies, see Note 1 Basis of presentation.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CHANGES AFTER PERIOD-END

At the Annual Shareholders’ Meeting on January 24, 2012, the Company’s shareholders passed resolutions on the appropriation of net income of Siemens AG, approving and authorizing a dividend of €3.00 per share, representing €2.6 billion dividend payment.

OTHER COMPREHENSIVE INCOME

The changes in other comprehensive income including non-controlling interests are as follows:

	Three months ended December 31, 2011			Three months ended December 31, 2010
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
	(in millions of €)
Unrealized holding gains (losses) on available-for-sale financial assets	30	(2)	29	13	1	14
Reclassification adjustments for (gains) losses included in net income	(85)	—	(85)	1	—	1

Net unrealized gains (losses) on available-for-sale financial assets	(55)	(1)	(56)	14	1	15
Unrealized gains (losses) on derivative financial instruments	(125)	38	(87)	(66)	27	(39)
Reclassification adjustments for (gains) losses included in net income	19	(4)	14	(24)	7	(17)

Net unrealized gains (losses) on derivative financial instruments	(106)	34	(73)	(90)	34	(56)
Foreign-currency translation differences	559	—	559	377	—	377
Actuarial gains and losses on pension plans and similar commitments	295	37	332	1,061	(264)	797

Other comprehensive income	693	70	762	1,362	(229)	1,133

As of December 31, 2011 and 2010, cumulative income (expense) of €(44) million and €(30) million is recognized in line item Other comprehensive income, net of tax which relates to non-current assets or disposal groups classified as held for disposal.

Actuarial gains and losses on pension plans and similar commitments in the three months ended December 31, 2011 and 2010 primarily changed due to an adjustment of the discount rate and due to actual returns varying from expected returns. Foreign currency translation differences in the three months ended December 31, 2011 resulted from the strengthening of the US$ and from changes in the British Pound and the Chinese Renminbi.

12. COMMITMENTS AND CONTINGENCIES

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31, 2011	September 30, 2011
	(in millions of €)
Guarantees:
Credit guarantees	640	591
Guarantees of third-party performance	2,743	2,643
HERKULES obligations(1)	2,290	2,690
Other guarantees	3,415	3,424

	9,087	9,348

(1)	For additional information on the HERKULES obligations, see Note 29 Commitments and contingencies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. LEGAL PROCEEDINGS

Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in Note 30 Legal proceedings to the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.

Public corruption proceedings

Governmental and related proceedings

As previously reported, Siemens AG had filed a request for arbitration against the Republic of Argentina (Argentina) with the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. Siemens AG claimed that Argentina had unlawfully terminated its contract with Siemens for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers (DNI project) and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). A unanimous decision on the merits was rendered by the ICSID arbitration tribunal in February 2007, awarding Siemens AG, inter alia, compensation in the amount of US$217.8 million, plus compound interest thereon at a rate of 2.66% since May 18, 2001. Argentina subsequently filed applications with the ICSID aiming at the annulment and reversal of the decision and a stay of enforcement of the arbitral award. In August 2009, Argentina and Siemens AG reached an agreement to mutually settle the case and discontinue any and all civil proceedings in connection with the case without acknowledging any legal obligations or claims. No payment was made by either party. As previously reported, the Argentinean Anti-Corruption Authority is conducting an investigation against individuals into corruption of government officials in connection with the award of the contract for the DNI project to Siemens in 1998. Searches were undertaken at the premises of Siemens Argentina and Siemens IT Services S.A. in Buenos Aires in August 2008 and in February 2009. The Company is cooperating with the Argentinean Authorities. The Argentinean investigative judge also repeatedly requested judicial assistance from the Munich public prosecutor and the federal court in New York. In December 2011, the U.S. Securities and Exchange Commission (SEC) and U.S. Department of Justice filed an indictment against nine individuals based on the same facts as the investigation of the Argentinean Anti-Corruption Authority. Most of these individuals are former Siemens employees. The former member of the Managing Board of Siemens AG, Dr. Uriel Sharef, is also involved. Siemens AG is not party to the proceedings.

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation was focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state continue to be engaged in discussions to resolve the matter.

The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery or other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Antitrust proceedings

As previously reported, in October 2011, the local Antitrust Authority in Rovno, Ukraine, notified DP Siemens Ukraine of an investigation into anti-competitive practices in connection with a delivery of medical equipment to a public hospital in 2010. Siemens cooperated with the authority. The authority imposed a fine in an amount equivalent to €4,000. DP Siemens Ukraine did not appeal the decision.

Other proceedings

As previously reported, Siemens AG is a member of a supplier consortium that has been contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27%. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In December 2011, the supplier consortium informed TVO that the completion of the plant is expected in August 2014. The final phases of the plant completion require the full cooperation of all parties involved. The further delay as well as further schedule uncertainties in the completion of the plant could lead TVO to increase its counterclaims.

In December 2011, the United States Attorney’s Office for the Northern District of New York served a Grand Jury subpoena on the Company that seeks records of consulting payments for business conducted by the Building Technologies unit in New York State over the period from January 1, 2000 through September 30, 2011. Siemens is cooperating with the authority.

For certain legal proceedings information required under IAS 37, Provisions, contingent liabilities and contingent assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.

In addition to the investigations and legal proceedings described in Siemens’ Consolidated Financial Statements as of September 2011 and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Consolidated Financial Statements and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, it cannot be excluded that some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolutions of the matters discussed in this section could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which adverse decisions are rendered. Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.

14. SHARE-BASED PAYMENT

Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a limited extent as cash-settled plans. If participating Siemens companies cease to be part of the Siemens Group, they are no longer eligible for participation in future share-based payment plans at Siemens. In such cases, the participating Siemens companies have the right to settle the share-based payment awards prematurely. Total pretax expense for share-based payment recognized in line item Income from continuing operations amounted to €60 million and €53 million for the three months ended December 31, 2011 and 2010, respectively.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For further information on Siemens’ share-based payment plans, see Note 34 Share-based payment of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

STOCK AWARDS

Terms and conditions:

The Company grants stock awards as a form of share-based payment to members of the Managing Board, members of the senior management and other eligible employees. Stock awards are subject to a restriction period of about four years and entitle the beneficiary to Siemens shares without payment of consideration following the restriction period. Stock awards granted in fiscal 2008 to 2011 were generally subject to a restriction period of three years. Stock awards forfeit if the beneficiaries employment with the Company terminates prior to the expiration of the restriction period. During the restriction period, beneficiaries are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Settlement of stock awards may occur in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board. Each fiscal year, the Company decides whether or not to grant stock awards. The Supervisory Board decides about the number of stock awards to the Managing Board and the Managing Board decides about the number of stock awards to members of the senior management and other eligible employees.

In fiscal 2012, the allocation of stock awards as a share-based payment has been increasingly tied to corporate performance criteria. The target attainment for the performance criteria ranges between 0% and 200%.

Half of the annual target amount for stock awards is based on the average of earnings per share (EPS, basic) of the past three fiscal years. The target attainment determines the number of stock awards upon allocation. Settlement of these stock awards is in shares following the four-year restriction period.

The other half of the annual target amount for stock awards is based on the share price performance of Siemens shares relative to the share price performance of five important Siemens competitors (ABB, General Electric, Philips, Rockwell, Schneider) during the four-year restriction period. The target attainment is determined during the four-year restriction period for the stock awards and accordingly, determines the number of stock awards ultimately transferred following the restriction period. If the target attainment is up to 100%, settlement is in shares. If the target attainment exceeds 100% (up to 200%) an additional cash payment corresponding to the outperformance results. The total carrying amount of liabilities arising from stock awards settled in cash amounts to €1 million and €— million as of December 31, 2011 and as of September 30, 2011, respectively.

Additionally one portion of the variable compensation component (bonus) for members of the Managing Board is granted in the form of non-forfeitable awards of Siemens stock (Bonus Awards).

Commitments to members of the Managing Board:

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of an EPS-based target. The fair value of these entitlements amounting to €6 million and €5 million was determined by calculating the present value of the target amount. In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to stock awards contingent upon attainment of a performance-based target of Siemens stock relative to five competitors. The fair value of these entitlements amounting to €7 million and €6 million was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 27% in 2012 and 30% and 29%, respectively, in 2011 and a market price of €73.94 in fiscal 2012 and €88.09 and €92.98, respectively in fiscal 2011 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.7% in fiscal 2012 and up to 2.4% and up to 3.0%, respectively, in fiscal 2011 and an expected dividend yield of 4.1% in fiscal 2012 and 3% and 2.4%, respectively, in fiscal 2011. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years.

In fiscal 2012 and 2011, agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 million and €5 million was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over one-year until they vest. Beneficiaries will receive one Siemens share without payment of consideration for each Bonus Award, following an additional waiting period of four years.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the three months ended December 31, 2010 the Company granted additional 128,284 stock awards to members of the Managing Board. The fair value of these stock awards amounting to €77.76 per stock award was determined as the market price of Siemens shares less the present value of expected dividends.

The remuneration system of the Managing Board and the changes in the stock awards held by Managing Board members are explained in detail in the Compensation report within the Corporate Governance report in the Siemens’ Annual Report as of September 30, 2011.

Commitments to members of the senior management and other eligible employees:

In the three months ended December 31, 2011, 1,080,609 stock awards were granted to members of the senior management and other eligible employees contingent upon attainment of an EPS target. The fair value of these stock awards amounts to €62 million and corresponds to the target amount reflecting the EPS target attainment. In the three months ended December 31, 2011, 947,945 stock awards were granted to members of the senior management and other eligible employees contingent upon the attainment of a prospective performance-based target of the Siemens stock. The fair value of these stock awards amounting to €58 million, of which €46 million relate to equity instruments, was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 25.33% and a market price of €74.14 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 1.8% and an expected dividend yield of 3.91%. Compensation expense related to these stock awards is recognized over four years until they vest.

The following table shows the changes in the stock awards held by members of the senior management and other eligible employees:

	Three months ended December 31,
	2011		2010
	Awards		Awards
Non-vested, beginning of period	3,857,315		4,306,373
Granted	2,028,554		1,249,901
Vested and transferred	(1,531,944)		(1,482,096)
Forfeited/settled	(41,509	)(1)	(35,095)

Non-vested, end of period	4,312,416		4,039,083

(1)	Consists of 26,816 forfeited and 14,693 settled awards, respectively, in the three months ended December 31, 2011.

Stock Option Plans

Regarding stock option plans, see Note 34 Share-based payment to the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

SHARE MATCHING PROGRAM AND ITS UNDERLYING PLANS

For a detailed description of the Share Matching Plan and its underlying plans, see Note 34 Share-based payment to the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

1. Share Matching Plan

In the three months ended December 31, 2011 and 2010, respectively, Siemens issued a new tranche under the Share Matching Plan.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2. Monthly Investment Plan

In the three months ended December 31, 2011 and 2010, respectively, Siemens issued a new tranche under the Monthly Investment Plan that is a further component of the Share Matching Plan and which is available for employees—other than senior managers - of Siemens AG and participating Siemens companies.

The Managing Board decided that shares acquired under the tranches issued in fiscal 2011 and 2010 will be transferred to the Share Matching Plan.

3. Base Share Program

In the three months ended December 31, 2011 and 2010, Siemens issued a new tranche under the Base Share Program. In fiscal 2012 and 2011, the Company incurred pretax expense from continuing operations of €29 million and €28 million, respectively.

4. Entitlements to Matching Shares

In the three months ended December 31, 2011, 10,508 entitlements to matching shares were forfeited and 11,747 entitlements to matching shares were settled, of the 1,977,091 beginning balance, which resulted in 1,954,836 entitlements to matching shares as of December 31, 2011. In the three months ended December 31, 2010, 22,580 entitlements to matching shares were forfeited and 12,978 entitlements to matching shares were settled, of the 1,614,729 beginning balance, which resulted in 1,579,171 entitlements to matching shares as of December 31, 2010. The number of entitlements to matching shares that have been granted in the first quarter depends on the number of investment shares to be transferred in the second quarter and will be determined at that time. For further information, including fair value determination, see Note 34 Share-based payment to the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

15. EARNINGS PER SHARE

	Three months ended
	December 31,
	2011	2010
	(shares in thousands)
Income from continuing operations	1,356	1,846
Less: Portion attributable to non-controlling interest	(14)	(40)

Income from continuing operations attributable to shareholders of Siemens AG	1,342	1,806

Weighted average shares outstanding—basic	875,421	871,194
Effect of dilutive share-based payment	8,481	9,206

Weighted average shares outstanding—diluted	883,902	880,400

Basic earnings per share (from continuing operations)	€1.53	€2.07
Diluted earnings per share (from continuing operations)	€1.52	€2.05

16. SEGMENT INFORMATION

Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. Commencing with fiscal 2012, Siemens changed its financial reporting structure to reflect the Company’s new organization. Prior year information has been recast to correspond to the fiscal 2012 reporting format.

Effective as of October 1, 2011, Siemens changed its organizational structure of the Sectors. A fourth Sector, Infrastructure & Cities was formed in order to benefit from the growth of urban centers. The new Sector Infrastructure & Cities comprises the Industry Sector activities of Building Technologies, Mobility as well as the Energy Sector’s Power Distribution business and Smart Grid applications. The Industry Sector is focusing even more sharply on industry solutions. Accordingly, since fiscal 2012, the Company has six reportable segments: the four Sectors Energy, Healthcare, Industry and Infrastructure & Cities as well as Equity Investments and Financial Services. Healthcare, Equity Investments and Financial Services retained its previous structure. The Managing Board is monitoring each reportable segment. Each reportable segment has its own segment management reporting to the Managing Board.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF REPORTABLE SEGMENTS

Energy

The Energy Sector offers a complete spectrum of products, services and solutions for power generation in thermal power plants and using renewables, power transmission in grids and for the extraction, processing and transport of oil and gas.

Industry

The Industry Sector is a supplier of products, systems, services and solutions of productivity, flexibility and efficiency offerings for industrial enterprises.

Infrastructure & Cities

The Infrastructure & Cities Sector offers sustainable technologies for metropolitan areas and their infrastructures. Its offerings include integrated mobility solutions, building and security technology, power distribution, smart grid applications, and low- and medium-voltage products.

For a description of the segments Healthcare, Equity Investments and Financial Services (SFS), which retained their organizational structure, see Note 37 Segment information to the Notes of the Company’s Consolidated Financial Statements as of September 30, 2011.

RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:

Centrally managed portfolio activities

Centrally managed portfolio activities are intended for divestment or closure and, at present, primarily includes activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Communications (Com) business.

Siemens Real Estate (SRE)

SRE owns and manages the Siemens real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

Corporate items and pensions

Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. Regarding the allocation of central infrastructure costs, see Profit definition below.

Eliminations, Corporate Treasury and other reconciling items

Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

MEASUREMENT — SEGMENTS

Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 Summary of significant accounting policies of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011, unless described below. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Profit of the Sectors and of Equity Investments:

Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes as determined by the chief operating decision maker (Profit). Profit excludes various categories of items, not allocated to the Sectors and to Equity Investments which Management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues; for financing regarding Equity Investments see paragraph below. The major categories of items excluded from Profit are presented below.

Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and to Equity Investments and interest expense on payables to suppliers. Borrowing costs capitalized as part of qualifying long-term projects are not part of financing interest. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.

Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.

The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors and the Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.

Beginning with fiscal 2011, central infrastructure costs are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in equal installments in all four quarters.

For fiscal 2010, Company’s management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in the three months ended December 31, 2010, the remuneration totaling €267 million for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corporate items; charges were made to Energy €60 million, Healthcare €43 million, Industry €75 million and Infrastructure & Cities €63 million.

Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.

Profit of the segment SFS:

Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments, interest income and expense is an important source of revenue and expense of SFS.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Asset measurement principles:

Management determined Assets as a measure to assess capital intensity of the Sectors and of Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. A Division of Infrastructure & Cities, includes the project-specific intercompany financing of a long-term project. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets.

New orders:

New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

Free cash flow definition:

Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and of Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest, except in cases where interest on qualifying assets is capitalized or classified as contract costs and it also excludes income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

Amortization, depreciation and impairments:

Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.

Measurement – Centrally managed portfolio activities and SRE

Centrally managed portfolio activities follow the measurement principles of the Sectors and of Equity Investments. SRE applies the measurement principles of SFS; Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

RECONCILIATION TO SIEMENS’ CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total Assets of the reportable segments to Total assets of Siemens’ Consolidated Statements of Financial Position:

	December 31, 2011	September 30, 2011
	(in millions of €)
Assets of Sectors	22,928	21,090
Assets of Equity Investments	3,388	3,382
Assets of SFS	16,126	14,602

Total Segment assets	42,443	39,074

Reconciliation:
Assets Centrally managed portfolio activities	(394)	(397)
Assets of SRE	5,166	4,974
Assets of Corporate items and pensions	(9,093)	(9,806)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	20,367	24,023
Tax-related assets	3,865	3,901
Liability-based adjustments:
Pension plans and similar commitments	6,774	7,307
Liabilities	43,404	42,585
Eliminations, Corporate Treasury, other items (1)	(6,675)	(7,418)

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	67,735	70,398

Total assets in Siemens’ Consolidated Statements of Financial Position	105,858	104,243

(1)	Includes assets and liabilities reclassified in connection with discontinued operations.

In the three months ended December 31, 2011 and 2010, Corporate items and pensions in the column Profit includes €(61) million and €231 million income (expense), respectively, related to corporate items, as well as €(13) million and €28 million income (expense), respectively, related to pensions. In the three months ended December 31, 2011 and 2010, Corporate items includes a net effect of €(46) million and €(24) million, respectively, in connection with an asset retirement obligation; the three months ended December 31, 2011 also include €(35) million reimbursements to AtoS for costs in connection with AtoS becoming Siemens’ IT advisor. In the first quarter of fiscal 2011, a special remuneration, which was granted and charged to Corporate items in fiscal 2010, was primarily allocated to the Sectors, resulting in a positive impact of €267 million in Corporate items.

The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment information to the corresponding consolidated amount for the Company.

	Free cash flow (I)= (II)+(III)		Net cash provided by (used in) operating activities (II)		Additions to intangible assets and property, plant and equipment (III)		Amortization, depreciation and impairments
	Three months ended December 31,		Three months ended December 31,		Three months ended December 31,		Three months ended December 31,
	2011	2010	2011	2010	2011	2010	2011	2010
	(in millions of €)
Segment information—based on continuing operations	(1,029)	1,059	(581)	1,412	(447)	(353)	648	615
Discontinued operations	(190)	(131)	(152)	(4)	(38)	(127)	—	231
Goodwill impairment	—	—	—	—	—	—	—	—

Cash flow continuing and discontinued operations	(1,219)	928	(734)	1,408	(485)	(480)	648	846

ADDITIONAL SEGMENT INFORMATION

In the three months ended December 31, 2011 and 2010, Profit of SFS includes interest income of €189 million and €162 million, respectively, and interest expense of €75 million and €75 million, respectively.

17. Related party transactions

Joint ventures and associates

Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies, see Note 19 Investment accounted for using the equity method and Note 43 List of subsidiaries and associated companies pursuant to Section 313 of the German Commercial Code of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates were as follows:

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended December 31,		Three months ended December 31,
(in millions of €)	2011	2010	2011	2010
Joint ventures	131	43	11	9
Associates	135	140	63	69

	266	183	74	78

The increase in sales of goods and services and other income in connection with joint ventures resulted from a windpower plant project of the Energy Sector.

Receivables from joint ventures and associates and liabilities to joint ventures and associates in relation to these transactions were as follows:

	Receivables		Liabilities
(in millions of €)	December 31, 2011	September 30, 2011	December 31, 2011	September 30, 2011
Joint ventures	64	44	27	76
Associates	139	104	186	188

	203	148	213	265

As of December 31, 2011 and September 30, 2011, loans given to joint ventures and associates amounted to €160 million and €158 million, respectively. In December 2010, Siemens and Nokia Corporation each converted €266 million, including the remaining shareholder loan tranche amounted to €250 million, nominal and deferred interest to NSN, into preferred shares.

There have been no material changes relating to collaterals and loan commitments since September 30, 2011. For further information see Note 39 Related party transactions of the Notes to the Company’s Consolidated Financial Statements as of September 30, 2011.

As of December 31, 2011 and September 30, 2011, guarantees to joint ventures and associates amounted to €4,744 million and €5,161 million, respectively, including the HERKULES obligations of €2,290 million and €2,690 million, respectively.

Pension entities

For information regarding the funding of our pension plans refer to Note 9 Pension plans and similar commitments.

Related individuals

Related individuals include the members of the Managing Board and Supervisory Board.

In the three months ended December 31, 2011 and 2010, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.

Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.

SIEMENS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18. SUPERVISORY BOARD

Effective as of the end of the day of the Annual Shareholders’ Meeting on January 24, 2012, Mr. Dieter Scheitor left the Supervisory Board. In his place, by court resolution, Mr. Jürgen Kerner was appointed as member of the Supervisory Board.

REVIEW REPORT

To Siemens Aktiengesellschaft, Berlin and Munich

We have reviewed the condensed interim consolidated financial statements comprising the consolidated statement of financial position, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2011 to December 31, 2011 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.

We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW—Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.

Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.

Munich, January 27, 2012

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

QUARTERLY SUMMARY

(in €, except where otherwise stated)

	Fiscal Year 2012	Fiscal Year 2011
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	17,902	20,351	17,844	17,717	17,603
Income (loss) from continuing operations (in millions of €)	1,356	1,228	763	3,174	1,846
Net income (in millions of €)	1,457	1,231	501	2,836	1,753
Free cash flow (in millions of €)(1) (2)	(1,029)	3,480	992	354	1,059

Key capital market data
Basic earnings per share(1)	1.53	1.33	0.83	3.58	2.07
Diluted earnings per share(1)	1.52	1.32	0.82	3.55	2.05

Siemens stock price (3)
High	78.19	95.25	99.38	98.00	94.78
Low	65.67	64.45	89.46	86.43	75.56
Period-end	73.94	68.12	94.70	96.71	92.70
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	1.34	(2.66)	(6.83)	5.48	8.72
Compared to MSCI World index	0.95	(11.45)	(2.55)	2.52	10.77
Number of shares issued (in millions)	914	914	914	914	914
Market capitalization (in millions of €)(4)	64,790	59,554	82,769	84,505	80,884

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+
Moody’s	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

SIEMENS FINANCIAL CALENDAR(1)

Second-quarter financial report	Apr. 25, 2012
Third-quarter financial report	Jul. 26, 2012
Preliminary figures for fiscal 2012	Nov. 8, 2012
Annual Shareholders’ Meeting for fiscal 2012	Jan. 23, 2013

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Address

Siemens AG

Wittelsbacherplatz 2

D-80333 Munich

Germany

Internet     www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2012 by Siemens AG, Berlin and Munich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 30, 2012	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/	DR. JUERGEN M. WAGNER
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling